UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Final Results - February 23, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

February 23, 2017

By: /s/ Marie Smith --------------------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

February 23, 2017

By: /s/ Marie Smith --------------------------------
Marie Smith
Assistant Secretary

Barclays Bank PLC
Results Announcement

31 December 2016

Table of Contents

Results Announcement	Pages
Notes	1
Basis of Preparation	2-4
Statement of Directors’ Responsibilities	5
Condensed Consolidated Financial Statements	6-10
Financial Statement Notes	11
Appendix
Barclays PLC Results Announcement	12
 Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries and the term Barclays Bank PLC Group refers to Barclays Bank PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2016 to the corresponding twelve months of 2015 and balance sheet analysis as at 31 December 2016 with comparatives relating to 31 December 2015. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
Comparatives have been restated to reflect the implementation of the Group business reorganisation. These restatements were detailed in our announcement on 14 April 2016, accessible at home.barclays/results.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/results.
The information in this announcement, which was approved by the Board of Directors on 22 February 2017, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2016, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
These results will be furnished as a Form 20-F to the SEC as soon as practicable following their publication. Once furnished with the SEC, copies of the Form 20-F will also be available from the Barclays Investor Relations website home.barclays/results and from the SEC’s website at www.sec.gov.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding the Group’s future financial position, income growth, assets, impairment charges, provisions, notable items, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, rundown of assets and businesses within Barclays Non-Core, sell down of the Group’s interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, future levels of notable items, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities;volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the results of the 23 June 2016 referendum in the United Kingdom and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2016), which are available on the SEC’s website at www.sec.gov.
Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Basis of Preparation

More extensive disclosures are contained in the Barclays PLC Results Announcement for the period ended 31 December 2016, attached, including risk exposures and business performance, which are materially the same as those for Barclays Bank PLC.
Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group’s ultimate parent company. The business activities of Barclays Bank PLC Group and Barclays PLC Group are fundamentally the same as the only differences are the holding company, Barclays PLC and following a restructure in November 2016, the Group Service Company transferring from Barclays Bank PLC to Barclays PLC.
Differences between Barclays PLC and Barclays Bank PLC results can be summarised as follows:
●	Balance Sheet Asset size – Barclays PLC £1,213,126m, Barclays Bank PLC £1,213,955m
●	Income Statement Profit before tax – Barclays PLC £3,230m, Barclays Bank PLC £4,383m

The differences occur primarily due to the following reasons:
●	Funding structures
●	Cash flow hedging
●	Group Service Company

More detail regarding the main differences is described below.

Funding structures

	Barclays PLC	Barclays Bank PLC
	£m	£m
Preference shares	-	5,836
Other shareholders’ equity	-	271
Non-controlling interests (NCI)	6,492	3,522

Preference shares and capital notes issued by Barclays Bank PLC are included within share capital in Barclays Bank PLC, and where still outstanding are presented as non-controlling interests in the financial statements of Barclays PLC Group.

	Barclays PLC	Barclays Bank PLC
	£m	£m
Treasury shares	(42)	-

Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. Barclays PLC deducts these treasury shares from shareholders’ equity.

	Barclays PLC	Barclays Bank PLC
	£m	£m
Capital Redemption Reserve (CRR)	394	38

Arising from the redemption or exchange of Barclays PLC or Barclays Bank PLC shares respectively.

	Barclays PLC	Barclays Bank PLC
	£m	£m
Loans and advances to banks	43,251	43,634
Subordinated liabilities	23,383	23,874

Barclays Bank PLC has in issue two series of contingent capital notes (CCNs). These both pay interest and principal to the holder unless the consolidated CRD IV CET 1 ratio (FSA October 2012 transitional statement) of Barclays PLC falls below 7%, in which case they are cancelled from the consolidated perspective. The coupon payable on the CCNs is higher than a market rate of interest for a similar note without this risk.
The accounting for these instruments differs between the consolidated financial statements of Barclays PLC and Barclays Bank PLC as follows:

●
In the case of the 7.625% CCN issuance, the cancellation is effected by an automatic legal transfer of title from the holder to Barclays PLC. In these circumstances, Barclays Bank PLC remains liable to Barclays PLC. Barclays Bank PLC does not benefit from the cancellation feature although it pays a higher than market rate for a similar note, and therefore the initial fair value of the note recognised was higher than par. The difference between fair value and par is amortised to the income statement over time.

●
In the case of the 7.75% CCN issuance, the cancellation is directly effected in Barclays Bank PLC. For Barclays Bank PLC, the cancellation feature is separately valued from the host liability as an embedded derivative with changes in fair value reported in the income statement. The initial fair value of the host liability recognised was higher than par by the amount of the initial fair value of the derivative and the difference is amortised to the income statement over time.

Cash flow hedging

	Barclays PLC	Barclays Bank PLC
	£m	£m
Income Statement
Net interest income	10,537	11,457
Tax	(993)	(1,245)
Equity
Cash flow hedging reserve	2,105	954

Barclays PLC cash flow hedging reserve is larger than Barclays Bank PLC, as Barclays Bank PLC is no longer exposed to the same variable rate cash flows. This is as a direct result of anticipated bank ring fencing and transfer of assets to an entity which is not expected to be consolidated by Barclays Bank PLC (although is expected to be consolidated by Barclays PLC). There is also a difference in the income statement due to variance in income and tax due to cash flow hedging not included in Barclays Bank PLC.

Group Service Company

The ownership of the Group service company was transferred in November 2016 contributing to the following key differences between Barclays PLC and Barclays Bank PLC.

	Barclays PLC	Barclays Bank PLC
	£m	£m
Staff costs	(9,423)	(9,211)
Administration and general expenses	(2,917)	(3,200)

Employees within the Group Service Company reallocated from Barclays Bank PLC as part of the restructure. Therefore these staff costs are only shown in Barclays PLC. Group Service Company recharged costs to Barclays Bank PLC leading to higher expenses. These are eliminated on consolidation in Barclays PLC.

	Barclays PLC	Barclays Bank PLC
	£m	£m
Prepayments, accrued income and other assets	2,893	4,011

Barclays Bank PLC recognises a receivable from the Group Service Company which is eliminated on consolidation in Barclays PLC. The Bank funded acquisition of shares on behalf of the Group Service Company to satisfy employee share awards creating a receivable of £1bn.

	Barclays PLC	Barclays Bank PLC
	£m	£m
Goodwill and intangibles	7,726	7,348
Property, plant and equipment	2,825	2,466
Customer accounts	423,178	424,703
Debt securities in issue	75,932	75,369
Provisions	4,134	3,909

Difference driven by Group Service Company balances reflected in Barclays PLC only, or in the case of customer accounts, intercompany balances between Group Service Company and Barclays Bank PLC, which eliminate on consolidation in Barclays PLC.

Statement of Directors’ Responsibilities
Each of the Directors (the names of whom are set out below) confirm that:

●
to the best of their knowledge, the condensed consolidated financial statements (set out on pages 6 to 10), which have been prepared in accordance with the IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole. The condensed consolidated financial statements should be read in conjunction with the annual financial statements included in the Annual Report for the year ended 2016; and

●
to the best of their knowledge, the management information (set out on pages 1 to 4) includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. This management information should be read in conjunction with the principal risks and uncertainties included in the Annual Report for the year ended 2016.

Signed on behalf of the Board by

James E Staley Group Chief Executive	Tushar Morzaria Group Finance Director

Barclays Bank PLC Board of Directors:

Chairman John McFarlane	Executive Directors James E Staley (Group Chief Executive) Tushar Morzaria (Group Finance Director)	Non-executive Directors Mike Ashley Tim Breedon Mary Francis Crawford Gillies Sir Gerry Grimstone Reuben Jeffery III Dambisa Moyo Diane de Saint Victor Diane Schueneman Stephen Thieke

Condensed Consolidated Financial Statements
Condensed Consolidated Income Statement (audited)
		Year ended	Year ended
		31.12.16	31.12.15
Continuing operations	Notes1	£m	£m
Net interest income		11,457	11,363
Net fee and commission income		6,836	6,883
Net trading income		2,795	3,430
Net investment income		1,324	1,097
Other income		57	35
Total income		22,469	22,808
Credit impairment charges and other provisions		(2,373)	(1,762)
Net operating income		20,096	21,046

Staff costs		(9,211)	(8,853)
Administration and general expenses2		(7,137)	(9,683)
Operating expenses		(16,348)	(18,536)

Share of post-tax results of associates and joint ventures		70	41
(Loss)/profit on disposal of undertakings, share of results of associates and joint ventures and impairments on assets held for sale		565	(637)
Profit before tax		4,383	1,914
Tax		(1,245)	(1,302)
Profit after tax in respect of continuing operations		3,138	612
Profit after tax in respect of discontinued operations		591	626
Profit after tax		3,729	1,238

Attributable to:
Ordinary equity holders of the parent		2,867	566
Other equity holders3		457	345
Total equity holders		3,324	911
Non-controlling interests in respect of continuing operations	1	3	3
Non-controlling interests in respect of discontinued operations	1	402	324
Profit after tax		3,729	1,238

1	For notes specific to Barclays Bank PLC see page 11 and for those that also relate to Barclays PLC see pages 56 to 64 in the Barclays PLC Results Announcement.
2	Administration and general expenses includes £2,937m (2015: £2,691m) infrastructure costs and £1,000m (2015: £2,772m) provision for UK customer redress.
3
The profit after tax attributable to other equity holders of £457m (2015: £345m) is offset by a tax credit recorded in reserves of £128m (2015: £70m). The net amount of £329m (2015: £275m), along with NCI, is deducted from profit after tax in order to calculate earnings per share.

Condensed Consolidated Statement of Comprehensive Income (audited)

		Year ended	Year ended
		31.12.16	31.12.15
Continuing operations	Notes1	£m	£m
Profit after tax		3,729	1,238
Profit after tax in respect of continuing operations		3,138	612
Profit after tax in respect of discontinued operations		591	626

Other comprehensive (loss)/income that may be recycled to profit or loss from continuing operations:
Currency translation reserve		3,027	748
Available for sale reserve		(356)	(230)
Cash flow hedge reserve		199	(1,045)
Other		47	19
Other comprehensive profit/(loss) that may be recycled to profit or loss		2,917	(508)

Other comprehensive loss not recycled to profit or loss:
Retirement benefit remeasurements		(1,309)	1,179
Tax		329	(260)
Other comprehensive income for the period		1,937	411

Total comprehensive income for the period, net of tax from continuing operations		5,075	1,023
Total comprehensive income/(loss) for the period, net of tax from discontinued operations		2,111	(720)
Total comprehensive income for the period		7,186	303

Attributable to:
Equity holders of the parent		5,947	457
Non-controlling interests		1,239	(154)
Total comprehensive income for the period		7,186	303

1	For notes specific to Barclays Bank PLC see page 11 and for those that also relate to Barclays PLC see pages 56 to 64 in the Barclays PLC Results Announcement.

Condensed Consolidated Balance Sheet (audited)
		As at	As at
		31.12.16	31.12.15
Assets	Notes1	£m	£m
Cash and balances at central banks		102,328	49,711
Items in the course of collection from other banks		1,467	1,011
Trading portfolio assets		80,255	77,398
Financial assets designated at fair value		78,608	76,830
Derivative financial instruments		346,820	327,870
Financial Investments		63,365	90,304
Loans and advances to banks		43,634	41,829
Loans and advances to customers		392,783	399,217
Reverse repurchase agreements and other similar secured lending		13,454	28,187
Prepayments, accrued income and other assets		4,011	3,027
Investments in associates and joint ventures		684	573
Property, plant and equipment		2,466	3,468
Goodwill and intangible assets		7,348	8,222
Current and deferred tax assets		5,264	4,880
Retirement benefit assets		14	836
Assets included in disposal groups classified as held for sale		71,454	7,364
Total assets		1,213,955	1,120,727

Liabilities
Deposits from banks		48,214	47,080
Items in the course of collection due to other banks		636	1,013
Customer accounts		424,703	418,307
Repurchase agreements and other similar secured borrowing		19,760	25,035
Trading portfolio liabilities		34,687	33,967
Financial liabilities designated at fair value		96,032	91,745
Derivative financial instruments		340,487	324,252
Debt securities in issue		75,369	69,150
Subordinated liabilities		23,871	21,955
Accruals, deferred income and other liabilities		8,951	10,612
Provisions		3,909	4,142
Current and deferred tax liabilities		712	1,030
Retirement benefit liabilities		377	423
Liabilities included in disposal groups classified as held for sale		65,292	5,997
Total liabilities		1,143,000	1,054,708

Equity
Called up share capital and share premium	3	14,462	14,472
Other reserves		4,295	933
Retained earnings		42,190	43,350
Shareholders' equity attributable to ordinary shareholders of parent		60,947	58,755
Other equity instruments	4	6,486	5,350
Total equity excluding non-controlling interests		67,433	64,105
Non-controlling interests	1	3,522	1,914
Total equity		70,955	66,019

1	For notes specific to Barclays Bank PLC see page 11 and for those that also relate to Barclays PLC see pages 56 to 64 in the Barclays PLC Results Announcement.

Condensed Consolidated Statement of Changes in Equity (audited)
	Called up share capital and share premium1	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests1	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2016	14,472	5,350	933	43,350	64,105	1,914	66,019
Continuing operations
Profit after tax	-	457	-	2,678	3,135	3	3,138
Other comprehensive profit after tax for the period	(17)	-	2,868	(916)	1,935	2	1,937
Total comprehensive income net of tax from continuing operations	(17)	457	2,868	1,762	5,070	5	5,075
Total comprehensive income net of tax from discontinued operations	-	-	694	183	877	1,234	2,111
Total comprehensive income for the year	(17)	457	3,562	1,945	5,947	1,239	7,186
Issue and exchange of equity instruments	-	1,136	-	577	1,713	-	1,713
Other equity instruments coupons paid	-	(457)	-	128	(329)	-	(329)
Redemption of preference shares	-	-	(199)	(1,378)	(1,577)	-	(1,577)
Equity settled share schemes	-	-	-	(414)	(414)	-	(414)
Dividends paid	-	-	-	(978)	(978)	(235)	(1,213)
Capital contribution from Barclays PLC	-	-	-	114	114	-	114
Net equity impact of partial BAGL disposal	-	-	-	(349)	(349)	601	252
Net equity impact of Group Service Company disposal	-	-	-	(806)	(806)		(806)
Other reserve movements	7	-	(1)	1	7	3	10
Balance at 31 December 2016	14,462	6,486	4,295	42,190	67,433	3,522	70,955

Balance at 1 January 2015	14,472	4,350	2,322	42,650	63,794	2,251	66,045
Continuing operations
Profit after tax	-	345	-	264	609	3	612
Other comprehensive profit after tax for the period	-	-	(527)	938	411	-	411
Total comprehensive income net of tax from continuing operations	-	345	(527)	1,202	1,020	3	1,023
Total comprehensive income net of tax from discontinued operations	-	-	(862)	299	(563)	(157)	(720)
Total comprehensive loss for the year	-	345	(1,389)	1,501	457	(154)	303
Issue of new ordinary shares	-	1,000	-	-	1,000	-	1,000
Other equity instruments coupons paid	-	(345)	-	70	(275)	-	(275)
Redemption of preference shares	-	-	-	571	571	-	571
Equity settled share schemes	-	-	-	(755)	(755)	-	(755)
Dividends paid	-	-	-	(1,219)	(1,219)	(209)	(1,428)
Capital contribution from Barclays PLC	-	-	-	560	560	-	560
Other reserve movements	-	-	-	(28)	(28)	26	(2)
Balance at 31 December 2015	14,472	5,350	933	43,350	64,105	1,914	66,019

1	Details of share capital and non-controlling interests are shown on page 11.

Condensed Consolidated Cash Flow Statement (audited)
		Year Ended	Year Ended
		31.12.16	31.12.15
Continuing Operations	Notes	£m	£m
Profit before tax		4,383	1,914
Adjustment for non-cash items		(16,377)	5,647
Changes in operating assets and liabilities		24,014	8,732
Corporate income tax paid		(742)	(1,643)
Net cash from operating activities		11,278	14,650
Net cash from investing activities		36,236	(6,551)
Net cash from financing activities		(1,011)	110
Net cash from discontinued operations		405	(1,821)
Effect of exchange rates on cash and cash equivalents		10,468	1,689
Net increase in cash and cash equivalents		57,376	8,077
Cash and cash equivalents at beginning of the period		86,556	78,479
Cash and cash equivalents at end of the period		143,932	86,556

Financial Statement Notes

1. Non-controlling Interests

	Profit Attributable to Non-controlling Interest		Equity Attributable to Non-controlling Interest
	Year	Year	As at	As at
	Ended	Ended
	31.12.16	31.12.15	31.12.16	31.12.15
	£m	£m	£m	£m
Barclays Africa Group Limited	402	324	3,507	1,902
Other non-controlling interests	3	3	15	12
Total	405	327	3,522	1,914

2. Dividends

	Year ended 31.12.16	Year ended 31.12.15
Dividends paid during the period	£m	£m
Ordinary shares	638	876
Preference shares	339	343
Total	977	1,219

3. Called Up Share Capital
Ordinary shares
At 31 December 2016 and 31 December 2015 the issued ordinary share capital of Barclays Bank PLC, comprised 2,342 million ordinary shares of £1 each.
Preference shares
At 31 December 2016 the issued preference share capital of Barclays Bank PLC comprised 1,000 (2015: 1,000) Sterling Preference Shares of £1 each; 31,856 (2015: 31,856) Euro Preference Shares of €100 each; 20,930 (2015: 20,930) Sterling Preference Shares of £100 each; 58,133 (2015: 58,133) US Dollar Preference Shares of $100 each; and 161 million (2015: 237 million) US Dollar Preference Shares of $0.25 each. In the second quarter of 2016, 46 million US Dollar Preference Shares of $0.25 each were redeemed. In the third quarter of 2016, 30 million US Dollar Preference Shares of $0.25 were redeemed.
4. Other equity instruments
Other equity instruments of £6,486m (2015: £5,350m) include Additional Tier 1 (AT1) securities issued by Barclays Bank PLC. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

Barclays PLC
Results Announcement

31 December 2016

Table of Contents
Results Announcement	Page
Notes	1
Performance Highlights	2-6
Group Finance Director’s Review	7-11
Results by Business
● Barclays UK	12-14
● Barclays International	15-17
● Head Office	18
● Barclays Non-Core ● Discontinued Operation – Africa Banking	19-20 21
Quarterly Results Summary	22-24
Quarterly Core Results by Business Quarterly Discontinued Operation Results	25-29 30
Performance Management
● Margins and Balances	31
● Remuneration	32-33
Risk Management
● Liquidity	34-37
● Capital	38-44
● Credit Risk	45-49
Statement of Director’s Responsibilities	50
Condensed Consolidated Financial Statements	51-55
Financial Statement Notes	56-64
Appendix: Non-IFRS performance measures	65-75
Shareholder Information	76
BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839
Notes
The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2016 to the corresponding twelve months of 2015 and balance sheet analysis as at 31 December 2016 with comparatives relating to 31 December 2015. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
Comparatives have been restated to reflect the implementation of the Group business reorganisation. These restatements were detailed in our announcement on 14 April 2016, accessible at home.barclays/results.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Notable items as set out on page 5 are considered to be significant items impacting comparability of performance and have been called out for each of the business segments. Results excluding notable items have been included in the appendix.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/results.
The information in this announcement, which was approved by the Board of Directors on 22 February 2017, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2016, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
These results will be furnished as a Form 20-F to the SEC as soon as practicable following their publication. Once furnished with the SEC, copies of the Form 20-F will also be available from the Barclays Investor Relations website home.barclays/results and from the SEC’s website at www.sec.gov.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.
Non-IFRS performance measures
Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 65-75 for further information, reconciliations and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statementis a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding the Group’s future financial position, income growth, assets, impairment charges, provisions, notable items, business strategy, structural reform, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, rundown of assets and businesses within Barclays Non-Core, sell down of the Group’s interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, future levels of notable items, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or morecountries exiting the Eurozone; the implications of the results of the 23 June 2016 referendum in the United Kingdom and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2016), which are available on the SEC’s website at www.sec.gov.
Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Transatlantic Consumer, Corporate and Investment Bank with Global Reach
Our strategy is on track with good progress in 2016
● Core returns:
● Core business performed well reflecting the benefits of diversification across customers and clients, geographies and products, with a 4% growth in profit before tax excluding notable items1 to £6,436m, delivering a 9.4% return on average allocated tangible equity that was £4bn higher at £41bn
● Return on average allocated tangible equity (RoTE) excluding notable items in Barclays UK was 19.3% and in Barclays International was 8.0%

● Non-Core rundown:
● £22bn reduction in risk weighted assets (RWAs) to £32bn, despite adverse foreign exchange (FX) movements
● Completed the sale of a number of businesses during the year, including the Asia wealth and investment management, and Southern European cards businesses in Q416, and signed the agreement for the sale of the French retail business in the quarter
● Good progress on the accelerated rundown of Non-Core; decision taken to close the unit six months ahead of plan on 30 June 2017 with RWAs expected to be approximately £25bn at this date

● Common Equity Tier 1 (CET1) ratio:
● Profit before tax of £3,230m drove strong organic capital ratio growth with 100bps of CET1 ratio accretion to 12.4%
● In Q416, the CET1 ratio increased 80bps through reduced RWAs, and an increase in reserves, including from the £1.1bn improvement in the deficit of the UK Retirement Fund (UKRF) defined benefit pension scheme
● On track to meeting revised end-state CET1 capital ratio of 150bps to 200bps above the minimum regulatory level

● Core costs:
● Decision taken in Q416, relating to 2016 compensation awards, to more closely align income statement recognition with performance awards and harmonise deferral structures across the Group
● The total incentive awards granted reduced 1% to £1,533m, with the changes to awards resulting in a £395m income statement charge in Q416, of which £390m was in Core. As a result, Core costs for 2016 exceeded the guidance of £13.0bn2 by that amount
● Core cost: income ratio excluding notable items improved from 62% to 61%

● Barclays Africa Group Limited (BAGL) sell down:
● First sale of 12.2% stake completed in May 2016, resulting in a c.10bps benefit to the CET1 ratio
● Separation terms now agreed with BAGL, subject to regulatory approval. These terms include contributions totalling £765m payable over the period through to completion of the next sale of Barclays’ stake in BAGL to below 50%
● Remain on track to achieve regulatory deconsolidation, with further sell down subject to regulatory approval. Estimate in excess of 75bps Group CET1 ratio accretion on regulatory deconsolidation based on the 31 December 2016 BAGL share price and ZAR exchange rate

● Holding Company (HoldCo) transition:
● Progressed the transition to HoldCo funding with £12.1bn of issuance and £7.4bn of Operating Company (OpCo) capital and debt repurchased or redeemed
● Moody's upgraded the HoldCo’s long-term senior rating one notch to Baa2 on 12 December 2016

1
Notable items in Core totalled a net loss before tax of £420m (2015: £2,442m), as detailed on page 5. Refer to the appendix on pages 65-75 for further information, reconciliations and calculations of non-IFRS performance measures included throughout this document.

2	Guidance excluded litigation and conduct charges and was adjusted for FX at Q316.

Group Chief Executive Officer’s Review
“A year ago we laid out our intention to accelerate the restructuring of Barclays and refocus our business as a transatlantic, consumer, corporate and investment bank, anchored in London and New York.

We have made strong progress against this agenda in 2016.

Our Core businesses, Barclays UK and Barclays International, are doing well, with profit before tax excluding notable items up 4% to £6.4bn.

Barclays UK produced an impressive RoTE of 19.3% excluding notable items, and continues to deliver market-leading innovation for customers, including voice security, contactless cash, a new direct investing platform, and in airing the first fraud prevention TV ad campaign from a major UK bank.

Barclays International delivered a RoTE of 8.0% excluding notable items. We brought further focus to the Corporate and Investment Bank, with income growing 6%, solidifying our position in the bulge bracket. We also saw strong growth in Consumer, Cards and Payments, as income increased 21%, driven by improvements in all key businesses.

Combined, the Core RoTE, excluding notable items, was 9.4%.

Accelerating the closure of Barclays Non-Core is a key part of realising the potential of Barclays. In 2016 we reduced Non-Core RWAs by £22bn, with £12bn of that reduction coming in the final quarter alone. Today, we are announcing that we will close Non-Core on 30 June 2017, six months earlier than previously targeted.

We reduced our ownership of Barclays Africa with an initial sale of 12.2% in May. In the fourth quarter we agreed with local management and submitted to regulators our proposed separation arrangements for Barclays Africa. This is a key milestone before a further reduction in our stake at the appropriate time.

The progress on our priorities resulted in organic profit generation which strengthened our CET1 capital ratio by 100 basis points in 2016 to 12.4%. This puts us well on track to meet our end-state target and we are well positioned to absorb headwinds over the next few years. Certain legacy conduct issues remain and we intend to make further progress on them.

In short, we have accomplished a lot in a year, and I am thankful to each and every one of our colleagues who have made this possible. Their efforts mean that, in 2017, we can begin to move on from the restructuring of Barclays, shifting our focus solely to the future, and in particular to how we can generate attractive, sustainable, and distributable returns for our shareholders.

This means increasing management focus on Barclays UK and Barclays International, the future of this firm. Together, they encompass a diverse set of market leading consumer and wholesale businesses, giving us growth opportunities across a wide waterfront, and resilience in earnings.

And we intend to build these businesses on a foundation of world class operations and technology, where core functions for our Group are standardised across the company, streamlining costs, driving high quality analytics, and hugely improving the experience of our customers and clients, which is key to driving loyalty and long term growth.

We are now just months away from completing the restructuring of Barclays, and I am more optimistic than ever for our prospects in 2017, and beyond.”

James E Staley, Group Chief Executive Officer

Barclays Group results
for the year ended	31.12.16	31.12.15	YoY
	£m	£m	% Change
Total income	21,451	22,040	(3)
Credit impairment charges and other provisions	(2,373)	(1,762)	(35)
Net operating income	19,078	20,278	(6)
Operating expenses	(14,565)	(13,723)	(6)
UK bank levy	(410)	(426)	4
Litigation and conduct	(1,363)	(4,387)	69
Total operating expenses	(16,338)	(18,536)	12
Other net income/(expenses)	490	(596)
Profit before tax	3,230	1,146
Tax charge	(993)	(1,149)	14
Profit/(loss) after tax in respect of continuing operations	2,237	(3)
Profit after tax in respect of discontinued operation1	591	626	(6)
Non-controlling interests in respect of continuing operations	(346)	(348)	1
Non-controlling interests in respect of discontinued operation1	(402)	(324)	(24)
Other equity holders2	(457)	(345)	(32)
Attributable profit/(loss)	1,623	(394)

Performance measures
Return on average tangible shareholders' equity2	3.6%	(0.7%)
Average tangible shareholders' equity (£bn)	48.7	47.7
Cost: income ratio	76%	84%
Loan loss rate (bps)	53	42

Basic earnings/(loss) per share2	10.4p	(1.9p)
Dividend per share	3.0p	6.5p

Balance sheet and capital management
Tangible net asset value per share	290p	275p
Common equity tier 1 ratio	12.4%	11.4%
Common equity tier 1 capital	£45.2bn	£40.7bn
Risk weighted assets	£366bn	£358bn
Leverage ratio	4.6%	4.5%
Fully loaded tier 1 capital	£52.0bn	£46.2bn
Leverage exposure	£1,125bn	£1,028bn

Funding and liquidity
Group liquidity pool	£165bn	£145bn
CRD IV liquidity coverage ratio	131%	133%
Loan: deposit ratio3	83%	86%

1	Refer to page 21 for further information on the Africa Banking discontinued operation.
2
The profit after tax attributable to other equity holders of £457m (2015: £345m) is offset by a tax credit recorded in reserves of £128m (2015: £70m). The net amount of £329m (2015: £275m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

3	Loan: deposit ratio for Barclays UK, Barclays International and Non-Core, excluding investment banking businesses.

Barclays Core and Non-Core results for the year ended	Barclays Core Barclays Non-Core		Barclays Non-Core
	31.12.16	31.12.15	YoY	31.12.16	31.12.15	YoY
	£m	£m	% Change	£m	£m	% Change
Total income	22,615	21,428	6	(1,164)	612
Credit impairment charges and other provisions	(2,251)	(1,628)	(38)	(122)	(134)	9
Net operating income/(expenses)	20,364	19,800	3	(1,286)	478
Operating expenses	(13,056)	(11,765)	(11)	(1,509)	(1,958)	23
UK bank levy	(334)	(338)	1	(76)	(88)	14
Litigation and conduct	(1,117)	(3,887)	71	(246)	(500)	51
Total operating expenses	(14,507)	(15,990)	9	(1,831)	(2,546)	28
Other net income/(expenses)	159	(61)		331	(535)
Profit/(loss) before tax	6,016	3,749	60	(2,786)	(2,603)	(7)
Tax (charge)/credit	(1,975)	(1,479)	(34)	982	330
Profit/(loss) after tax	4,041	2,270	78	(1,804)	(2,273)	21
Non-controlling interests	(297)	(266)	(12)	(49)	(82)	40
Other equity holders	(394)	(282)	(40)	(63)	(63)	-
Attributable profit/(loss)1	3,350	1,722	95	(1,916)	(2,418)	21

Performance measures
Return on average allocated tangible equity	8.4%	4.8%
Average allocated tangible equity (£bn)1	41.0	36.8		7.8	10.9
Period end allocated tangible equity (£bn)1	43.8	37.8		5.4	8.5
Cost: income ratio	64%	75%		n/m	n/m
Loan loss rate (bps)	58	45		22	23
Basic earnings/(loss) per share contribution	20.5p	10.7p		(11.3p)	(14.4p)

Capital management
Risk weighted assets1	£334bn	£304bn		£32bn	£54bn
Leverage exposure1	£1,024bn	£879bn		£101bn	£149bn

Notable items
Total income
Own credit	(35)	430		-	-
Gain on disposal of Barclays’ share of Visa Europe Limited	615	-		-	-
Gains on US Lehman acquisition assets	-	496		-	-
Litigation and conduct
Provisions for UK customer redress	(1,000)	(2,649)		-	(123)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(1,036)		-	(201)
Operating expenses
Gain on valuation of a component of the defined retirement benefit liability	-	429		-	-
Impairment of goodwill and other assets relating to businesses being disposed	-	-		-	(96)
Other net expenses
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	(112)		-	(468)
Total notable items	(420)	(2,442)		-	(888)

Excluding notable items, the Core return on average allocated tangible equity was 9.4% (2015: 11.2%) and the Core basic earnings per share was 23.1p (2015: 24.9p). Excluding notable items, the Non-Core basic loss per share was 11.3p (2015: 10.2p).

1
Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

	Year ended	Year ended
	31.12.16	31.12.15	YoY
Income by business	£m	£m	% Change
Barclays UK	7,517	7,343	2
Barclays International	14,995	13,747	9
Head Office	103	338	(70)
Barclays Core	22,615	21,428	6
Barclays Non-Core	(1,164)	612
Barclays Group	21,451	22,040	(3)

Profit/(loss) before tax by business
Barclays UK	1,738	585
Barclays International	4,211	3,278	28
Head Office	67	(114)
Barclays Core	6,016	3,749	60
Barclays Non-Core	(2,786)	(2,603)	(7)
Barclays Group	3,230	1,146

Group Finance Director’s Review

2016 reflected the good operational performance of Barclays UK and Barclays International with the benefits of diversification across customers and clients, geographies and products coming through. The Core business generated a RoTE excluding notable items of 9.4% (2015: 11.2%) on a £4bn increased average allocated tangible equity base of £41bn. The Core business also generated positive cost: income jaws and we intend to continue to reduce the Group’s structural cost base, targeting a Group cost: income ratio of less than 60% over time. The accelerated Non-Core rundown resulted in a reduction in RWAs of £22bn to £32bn resulting in the decision to close the unit six months ahead of plan on 30 June 2017. Capital ratio progression towards end-state target of 150bps to 200bps above the minimum regulatory level was strong with a CET1 ratio of 12.4% (December 2015: 11.4%), largely reflecting profit generation in the period.

Group performance

●	Return on average tangible shareholders’ equity was 3.6% (2015: (0.7%)) and basic earnings per share was 10.4p (2015: (1.9p))
●
Profit before tax increased to £3,230m (2015: £1,146m). The Group performance reflected good Core results whilst being impacted by the Non-Core loss before tax of £2,786m (2015: £2,603m) and provisions for UK customer redress of £1,000m (2015: £2,772m). The appreciation of average USD and EUR against GBP positively impacted income and adversely affected impairment and operating expenses

●
Total income decreased 3% to £21,451m as Non-Core income reduced £1,776m to a net expense of £1,164m due to the acceleration of the Non-Core rundown, while Core income increased 6% to £22,615m driven by Barclays International

●
Credit impairment charges increased £611m to £2,373m including a £320m charge in Q316 following the management review of the UK and US cards portfolio impairment modelling. This resulted in a 11bps increase in the loan loss rate to 53bps

●
Total operating expenses reduced 12% to £16,338m reflecting lower litigation and conduct charges. This was partially offset by the non-recurrence of the prior year gain of £429m on the valuation of a component of the defined retirement benefit liability, increased structural reform implementation costs, and a £150m charge in Barclays International in Q316, relating to a reduction in the real estate footprint which will generate savings in future periods. Operating expenses also included a £395m additional charge in Q416 relating to 2016 compensation awards

●	The effective tax rate on profit before tax decreased to 30.7% (2015: 100.3%) principally as a result of a reduction in non-deductible charges
●
Profit after tax in respect of continuing operations increased to £2,237m (2015: loss of £3m). Profit after tax in relation to the Africa Banking discontinued operation decreased 6% to £591m as increased credit impairment charges and operating expenses were partially offset by income growth

●
Notable items totalled a net loss before tax of £420m (2015: £3,330m) comprising provisions for UK customer redress of £1,000m (2015: £2,772m), a £615m (2015: £nil) gain on disposal of Barclays’ share of Visa Europe Limited and an own credit loss of £35m (2015: gain of £430m)

All performance commentary which follows excludes the impact of notable items. Refer to pages 68-71 for a reconciliation of results excluding notable items.

Core performance

●
The Core business generated a RoTE of 9.4% (2015: 11.2%) on an average allocated tangible equity base that was £4bn higher at £41bn, due to Core earnings generation and capital returned from the Non-Core

●
Profit before tax increased 4% to £6,436m reflecting good performance in both Barclays UK and Barclays International, with an improvement in the cost: income ratio to 61% (2015: 62%). This included the benefit of the appreciation of average USD and EUR against GBP

●
Total income increased 7% to £22,035m with Barclays International income increasing 10% to £14,531m, with growth in both Corporate and Investment Bank, and Consumer, Cards and Payments, while Barclays UK income was broadly in line at £7,366m (2015: £7,343m)

●
Credit impairment charges increased 38% to £2,251m resulting in a 13bps increase in the loan loss rate to 58bps, including a £320m charge in Q316 following the management review of the UK and US cards portfolio impairment modelling, and a number of single name exposures

●
Total operating expenses increased 6% to £13,507m, including a £390m charge in Q416 relating to the 2016 compensation awards, increased structural reform implementation costs, and a £150m charge in Barclays International in Q316 relating to a reduction in the real estate footprint

Barclays UK

●	RoTE was 19.3% (2015: 21.1%) as profit before tax decreased 5% to £2,587m driven by an increase in credit impairment charges, partially offset by a reduction in total operating expenses
●	Total income was broadly in line at £7,366m (2015: £7,343m), within which:
	–	Personal Banking income increased 1% to £3,762m, Barclaycard Consumer UK income decreased 2% to £2,022m and Wealth, Entrepreneurs & Business Banking (WEBB) income increased 1% to £1,582m
	–	Net interest income increased 1% to £6,048m, with the net interest margin increasing 6bps to 3.62% reflecting higher margins on deposits, partially offset by lower mortgage margins
●
Credit impairment charges increased £190m to £896m due to a £200m charge in Q316 following the management review of the cards portfolio impairment modelling. Delinquency trends improved with the 30 and 90 day arrears rates on the cards portfolio reducing to 1.9% (2015: 2.3%) and 0.9% (2015: 1.2%) respectively

●
Total operating expenses reduced 1% to £3,882m reflecting savings realised from strategic cost programmes, relating to restructuring of the branch network and technology improvements, partially offset by structural reform programme implementation costs. The cost: income ratio was stable at 53% (2015: 53%)

Barclays International

●
RoTE was 8.0% (2015: 9.5%) as profit before tax decreased 3% to £3,747m including the impact of the appreciation of average USD and EUR against GBP. This was driven by increased credit impairment charges and operating expenses, partially offset by strong income growth in Consumer, Cards and Payments and Corporate and Investment Bank

●	Total income increased 10% to £14,531m, including the appreciation of average USD and EUR against GBP, within which:
	–	Consumer, Cards and Payments income increased 21% to £3,998m, driven by continued growth across all key businesses
–
Corporate and Investment Bank income increased 6% to £10,533m as Markets income increased 9% to £5,279m, within which Credit increased 44% to £1,185m and Macro increased 9% to £2,304m, partially offset by a 6% reduction in Equities to £1,790m. Banking income increased 3% to £5,249m driven by strong growth in Banking fees, which increased 15% to £2,397m, partially offset by a 12% reduction in Corporate lending to £1,195m. Transactional banking was broadly in line at £1,657m (2015: £1,663m)

●
Credit impairment charges increased 47% to £1,355m, within which Consumer, Cards and Payments impairment increased 51% to £1,095m driven by growth in receivables, a change in portfolio mix and a £120m charge in Q316 following the management review of the cards portfolio impairment modelling. Delinquency trends in Barclaycard US worsened with the 30 and 90 day arrears rates increasing to 2.6% (2015: 2.2%) and 1.3% (2015: 1.1%) respectively. Corporate and Investment Bank impairment increased 31% to £260m primarily from impairment of a number of single name exposures

●
Total operating expenses increased 11% to £9,461m including an additional charge in Q416 relating to the 2016 compensation awards, higher structural reform programme implementation costs, a £150m charge in Q316 to reduce the real estate footprint and increased costs in Consumer, Cards and Payments driven by continued growth. These increases were partially offset by lower litigation and conduct costs

Head Office

●
Profit before tax was £102m (2015: loss of £380m) reflecting increased net income from treasury operations, structural reform programme implementation costs included in operating expenses in 2015, now included in the businesses, and increased other net income primarily due to recycling of the currency translation reserve to the income statement on completion of the sale of the Southern European cards business

Non-Core performance

●
Strong performance in the accelerated rundown of Non-Core resulted in RWAs decreasing £22.2bn to £32.1bn, despite the impact of the appreciation of USD and EUR against GBP, driven by a £10bn reduction in Derivatives, a £3bn reduction in Securities and loans, a £4bn reduction in Businesses RWAs and a £4bn reallocation to Head Office of operational risk RWAs associated with exited businesses and assets

●
Loss before tax increased to £2,786m (2015: £1,715m) driven by reduced income and increased losses resulting from continued progress on the rundown of Businesses, Securities and loans, and Derivatives, partially offset by lower operating expenses and an increase in other net income from business disposals

●
Total income reduced £1,776m to a net expense of £1,164m including fair value losses on the Education, Social Housing, and Local Authority (ESHLA) portfolio of £393m (2015: £359m). Excluding these fair value losses, negative income was £771m

	–	Businesses income reduced £654m to £485m due to the completion of the sale of a number of income generating businesses
	–	Securities and loans income decreased £288m to a net expense of £638m primarily driven by the impact of restructuring the ESHLA Lender Option Borrower Option (LOBO) loan terms in Q216
	–	Derivatives income reduced £834m to a net expense of £1,011m primarily reflecting the costs of running down the portfolio
●	Credit impairment charges improved 9% to £122m driven by lower impairment charges in European businesses
●
Total operating expenses improved 14% to £1,831m reflecting cost savings from ceasing certain investment banking activities in a number of countries and the completion of the sale of a number of businesses, partially offset by a c.£200m increase in restructuring charges, which totalled c.£400m

●
Other net income of £331m (2015: net expense of £70m) included gains on the sale of Barclays Risk Analytics and Index Solutions, the Asia wealth and investment management business and the Southern European cards business, partially offset by the loss on sale of the French retail business of £455m

●	The intention is to close Non-Core on 30 June 2017 with approximately £25bn of RWAs

Group capital and leverage

●	The fully loaded CRD IV CET1 ratio increased to 12.4% (December 2015: 11.4%) reflecting an increase in CET1 capital of £4.5bn to £45.2bn, despite RWAs increasing by £7bn to £366bn
–
The increase in CET1 capital was largely driven by profits of £2.1bn generated in the period, after absorbing the impact of notable items. Other favourable movements included the currency translation reserve as a result of the appreciation of all major currencies against GBP

	–	The increase in RWAs was principally due to the appreciation of ZAR, USD and EUR against GBP and business growth, which together more than offset RWA reductions in Non-Core
●
The leverage ratio increased to 4.6% (December 2015: 4.5%) driven by a £5.8bn increase in fully loaded Tier 1 capital to £52.0bn partially offset by an increase in leverage exposure of £97bn to £1,125bn. Total IFRS assets increased 8% to £1,213bn from December 2015 contributing to the 9% increase in leverage exposure

–
The IFRS asset increase was mainly driven by loans and advances and other assets which increased £82bn to £707bn. The increase was primarily due to the appreciation of major currencies against GBP, an increase in liquidity pool assets, and lending growth in Barclays UK and Barclays International. This was partially offset by the rundown and exit of Non-Core assets

–
Net derivative leverage exposure remained broadly flat as an increase in IFRS derivative assets of £19bn to £347bn was offset by an increase in IFRS derivative liabilities resulting in regulatory derivative netting increasing £20bn to £313bn. The increase was mainly within foreign exchange derivatives driven by an increase in trade volumes and appreciation of all major currencies against GBP

●	Tangible net asset value per share increased to 290p (December 2015: 275p) driven by profit generated in the period and net favourable reserve movements

Group funding and liquidity

●
The Group continued to maintain surpluses to its internal and regulatory requirements. The liquidity pool increased to £165bn (December 2015: £145bn), primarily driven by the appreciation of USD and EUR against GBP and a net increase in deposits and wholesale funding to support business growth. The Liquidity Coverage Ratio (LCR) was 131% (December 2015: 133%), equivalent to a surplus of £39bn (December 2015: £37bn)

●
Wholesale funding outstanding excluding repurchase agreements was £158bn (December 2015: £142bn). The increase was driven by the prudent management of the liquidity position, HoldCo issuance and the appreciation of USD and EUR against GBP. The Group issued £12.1bn equivalent of capital and term senior unsecured debt from the HoldCo of which £8.6bn equivalent and £0.7bn equivalent in public and private senior unsecured debt respectively, and £2.8bn of capital instruments. In the same period £7.4bn of Barclays Bank PLC (OpCo) capital and senior unsecured debt was repurchased or redeemed

●	On 12 December 2016, Moody’s upgraded both the HoldCo’s and OpCo’s long term senior unsecured ratings one notch to Baa2 and A1 respectively. The negative outlooks remained

Other matters

●	The acquisition of Barclays’ share of Visa Europe Limited by Visa Inc. completed on 21 June 2016 resulting in the recognition of a pre-tax gain on disposal of £615m in income in Q216
●
Additional UK customer redress provisions of £1,000m (2015: £2,772m) relating to Payment Protection Insurance (PPI) were recognised. £400m was recognised in Q216 reflecting an updated estimate of costs, primarily relating to ongoing remediation programmes, with £600m recognised in Q316 to reflect the current estimate of the impact of the revised complaints deadline proposed in Financial Conduct Authority (FCA) consultation paper 16/20 issued on 2 August 2016. The remaining PPI provision as at December 2016 was £1,979m (December 2015: £2,106m)

●
In Q216, Barclays redeemed its $1.15bn 7.75% Series 4 Non-Cumulative Callable Dollar Preference Shares. In Q316, Barclays redeemed its $750m 6.625% Series 2 Non-Cumulative Callable Dollar Preference Shares. These redemptions resulted in a 10bps detriment to the CET1 ratio, but will result in an ongoing reduction in preference share dividends payable of $139m per annum

●
On 5 May 2016, Barclays executed the first tranche of the sell down of the Group’s interest in BAGL with the sale of 12.2% of BAGL’s issued share capital. Following completion of this first tranche, Barclays’ holding represents 50.1% of BAGL’s issued share capital. Barclays continues to explore opportunities to reduce its shareholding to a level that would permit regulatory deconsolidation. Barclays also continues to work closely with BAGL management on arrangements for operational separation of the two businesses

●
The terms of the transitional services arrangements and related separation payments have been agreed with BAGL and submitted to relevant regulators as part of a request for approval for Barclays to sell down to below a 50% holding. These proposed separation terms include contributions totalling £765m, of which £27.5m was paid in 2016, with the remainder to be paid over the period through to completion of any initial sale of Barclays’ stake in BAGL to below 50%. The majority of these funds would be used by BAGL to separate from the Barclays group, including termination of the existing Master Services Agreement, making investments in branding, operations and technology, and covering separation related expenses. In addition, Barclays will contribute an amount equivalent to 1.5% of BAGL’s market capitalisation to a new Broad-Based Black Economic Empowerment scheme, equating to approximately £130m at the 31 December 2016 share price and ZAR exchange rate, and expects to incur some additional operating expenses in respect of delivering the separation of the businesses under the transitional services arrangements

●
It is estimated that the selldown of the Group’s interest in BAGL to a level that achieves regulatory deconsolidation will result in greater than 75bps accretion to the Group’s CET1 ratio, based on the BAGL share price of ZAR168.69 and ZAR exchange rate of 16.78 at 31 December 2016, after taking account of the separation costs referred to above

●
Certain legal proceedings and investigations relating to legacy issues remain outstanding, including a civil complaint filed by the DOJ against Barclays in December 2016 relating to mortgage-backed securities sold between 2005 and 2007 which Barclays is defending. Resolving outstanding legacy issues in an appropriate timeframe will continue to be a priority. Please see note 29 to the financial statements in the Annual Report for details of relevant matters

Dividends

●	A final dividend for 2016 of 2.0p per share will be paid on 5 April 2017, resulting in a total 3.0p dividend per share for the year

Outlook and Guidance

●
Barclays today announces the intention to close Non-Core early at 30 June 2017, at which point RWAs are expected to be approximately £25bn. The composition of the assets at that date are expected to consist primarily of residual derivatives, Italian mortgages and the ESHLA portfolio. Further information on the allocation of the residual Non-Core between Barclays UK and Barclays International will be provided on closure

●
Loss before tax in 2017 generated by Non-Core operations is expected to be approximately £1bn, excluding fair value gains or losses on the ESHLA portfolio. A greater proportion of this loss is expected to occur in H117 reflecting continued exit costs

●	The end-state CET1 capital ratio target has been revised to 150-200bps above the minimum regulatory level, providing 400-450bps buffer to the Bank of England stress test systemic reference point

Tushar Morzaria, Group Finance Director

Results by Business

Barclays UK	Year ended	Year ended
	31.12.16	31.12.15	YoY
Income statement information1	£m	£m	% Change
Net interest income	6,048	5,973	1
Net fee, commission and other income	1,469	1,370	7
Total income	7,517	7,343	2
Credit impairment charges and other provisions	(896)	(706)	(27)
Net operating income	6,621	6,637	-
Operating expenses	(3,792)	(3,464)	(9)
UK bank levy	(48)	(77)	38
Litigation and conduct	(1,042)	(2,511)	59
Total operating expenses	(4,882)	(6,052)	19
Other net expenses	(1)	-
Profit before tax	1,738	585
Attributable profit/(loss)	828	(47)

Balance sheet information
Loans and advances to customers at amortised cost (£bn)	166.4	166.1
Total assets (£bn)	209.6	202.5
Customer deposits (£bn)	189.0	176.8
Risk weighted assets (£bn)	67.5	69.5

Key facts
Average LTV of mortgage portfolio2	48%	49%
Average LTV of new mortgage lending2	63%	64%
Number of branches	1,305	1,362
Barclays mobile banking customers	5.7m	4.7m
30 day arrears rate - Barclaycard Consumer UK	1.9%	2.3%

Performance measures
Return on average allocated tangible equity	9.6%	(0.3%)
Average allocated tangible equity (£bn)	8.9	9.3
Cost: income ratio	65%	82%
Loan loss rate (bps)	52	42
Loan: deposit ratio	88%	94%
Net interest margin	3.62%	3.56%

Notable items
Total income
Gain on disposal of Barclays' share of Visa Europe Limited	151	-
Litigation and conduct
Provisions for UK customer redress	(1,000)	(2,431)
Operating expenses
Gain on valuation of a component of the defined retirement benefit liability	-	296
Total notable items	(849)	(2,135)

Excluding notable items, the Barclays UK return on average allocated tangible equity was 19.3% (2015: 21.1%).

1	Refer to the appendix on pages 65-75 for further information, reconciliations and calculations of non-IFRS performance measures included throughout this document.
2	Average LTV of mortgage portfolio and new mortgage lending calculated on the balance weighted basis.

Analysis of Barclays UK	Year ended	Year ended
	31.12.16	31.12.15	YoY
Analysis of total income	£m	£m	% Change
Personal Banking	3,891	3,714	5
Barclaycard Consumer UK	2,022	2,065	(2)
Wealth, Entrepreneurs & Business Banking	1,604	1,564	3
Total income	7,517	7,343	2

Analysis of credit impairment charges and other provisions
Personal Banking	(183)	(194)	6
Barclaycard Consumer UK	(683)	(488)	(40)
Wealth, Entrepreneurs & Business Banking	(30)	(24)	(25)
Total credit impairment charges and other provisions	(896)	(706)	(27)

Analysis of loans and advances to customers at amortised cost (£bn)
Personal Banking	135.0	134.0
Barclaycard Consumer UK	16.5	16.2
Wealth, Entrepreneurs & Business Banking	14.9	15.9
Total loans and advances to customers at amortised cost	166.4	166.1

Analysis of customer deposits (£bn)
Personal Banking	139.3	131.0
Barclaycard Consumer UK	-	-
Wealth, Entrepreneurs & Business Banking	49.7	45.8
Total customer deposits	189.0	176.8

2016 compared to 2015

●
Profit before tax increased £1,153m to £1,738m reflecting lower provisions for UK customer redress. Profit before tax excluding notable items1 decreased 5% to £2,587m driven by an increase in credit impairment charges following the management review of the cards portfolio impairment modelling, partially offset by a reduction in total operating expenses

●
Total income, including a gain on disposal of Barclays’ share of Visa Europe Limited recognised in Personal Banking and Wealth, Entrepreneurs & Business Banking (WEBB) increased 2% to £7,517m. Total income excluding notable items was broadly in line at £7,366m (2015: £7,343m), within which:

	–	Personal Banking income increased 1% to £3,762m driven by improved deposit margins and balance growth, partially offset by lower mortgage margins
–
Barclaycard Consumer UK income decreased 2% to £2,022m primarily as a result of the European Interchange Fee Regulation, which came into full effect from December 2015, offset by balance growth and gains from debt sales

	–	WEBB income increased 1% to £1,582m reflecting improved margins and deposit growth, partially offset by reduced transactional fee income
	–	Net interest income increased 1% to £6,048m due to balance growth and deposit pricing initiatives, partially offset by lower mortgage margins
	–	Net interest margin increased 6bps to 3.62% reflecting higher margins on deposits, partially offset by lower mortgage margins
–
Net fee, commission and other income decreased 4% to £1,318m due to the impact of the European Interchange Fee Regulation in Barclaycard Consumer UK, which came into full effect from December 2015, and reduced fee and commission income in WEBB

●
Credit impairment charges increased 27% to £896m due to a £200m charge in Q316 following the management review of the cards portfolio impairment modelling. The 30 day and 90 day arrears rates on the cards portfolio improved year-on-year to 1.9% (2015: 2.3%) and 0.9% (2015: 1.2%) respectively

●
Total operating expenses, including provisions for UK customer redress of £1,000m (2015: £2,431m), reduced 19% to £4,882m. Total operating expenses excluding notable items reduced 1% to £3,882m reflecting savings realised from strategic cost programmes, relating to restructuring of the branch network and technology improvements, offset by structural reform programme implementation costs

●	The cost: income ratio excluding notable items was 53% (2015: 53%) and RoTE excluding notable items was 19.3% (2015: 21.1%)
●	Loans and advances to customers were stable at £166.4bn (December 2015: £166.1bn)
●	Total assets increased £7.1bn to £209.6bn primarily reflecting an increase in the allocated liquidity pool
●	Customer deposits increased 7% to £189.0bn primarily driven by higher balances in Personal Banking and WEBB
●	RWAs reduced £2.0bn to £67.5bn primarily driven by changes in the mortgages credit risk model

1	Refer to the appendix on pages 65-75 for further information, reconciliations and calculations of non-IFRS performance measures included throughout this document.

Barclays International	Year ended	Year ended
	31.12.16	31.12.15	YoY
Income statement information1	£m	£m	% Change
Net interest income	4,512	4,324	4
Net trading income	4,580	3,782	21
Net fee, commission and other income	5,903	5,641	5
Total income	14,995	13,747	9
Credit impairment charges and other provisions	(1,355)	(922)	(47)
Net operating income	13,640	12,825	6
Operating expenses	(9,129)	(8,029)	(14)
UK bank levy	(284)	(253)	(12)
Litigation and conduct	(48)	(1,310)	96
Total operating expenses	(9,461)	(9,592)	1
Other net income	32	45	(29)
Profit before tax	4,211	3,278	28
Attributable profit	2,412	1,758	37

Balance sheet information
Loans and advances to banks and customers at amortised cost (£bn)2	211.3	184.1
Trading portfolio assets (£bn)	73.2	61.9
Derivative financial instrument assets (£bn)	156.2	111.5
Derivative financial instrument liabilities (£bn)	160.6	119.0
Reverse repurchase agreements and other similar secured lending (£bn)	13.4	24.7
Financial assets designated at fair value (£bn)	62.3	46.8
Total assets (£bn)	648.5	532.2
Customer deposits (£bn)3	216.2	185.6
Risk weighted assets (£bn)	212.7	194.8

Performance measures
Return on average allocated tangible equity	9.8%	7.2%
Average allocated tangible equity (£bn)	25.5	24.9
Cost: income ratio	63%	70%
Loan loss rate (bps)	63	49
Loan: deposit ratio	86%	88%
Net interest margin4	3.98%	3.80%

Notable items
Total income
Gain on disposal of Barclays’ share of Visa Europe Limited	464	-
Gains on US Lehman acquisition assets	-	496
Litigation and conduct
Provisions for UK customer redress	-	(218)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(984)
Operating expenses
Gain on valuation of a component of the defined retirement benefit liability	-	133
Total notable items	464	(573)

Excluding notable items, the Barclays International return on average allocated tangible equity was 8.0% (2015: 9.5%).

1	Refer to the appendix on pages 65-75 for further information, reconciliations and calculations of non-IFRS performance measures included throughout this document.
2
As at 31 December 2016 loans and advances included £185.9bn (December 2015: £162.6bn) of loans and advances to customers (including settlement balances of £19.5bn (December 2015: £18.5bn) and cash collateral of £30.1bn (December 2015: £24.8bn)), and £25.4bn (December 2015: £21.5bn) of loans and advances to banks (including settlement balances of £1.7bn (December 2015: £1.6bn) and cash collateral of £6.3bn (December 2015: £5.7bn)). Loans and advances to banks and customers in respect of Consumer, Cards and Payments were £39.7bn (December 2015: £32.1bn).

3	As at 31 December 2016 customer deposits included settlement balances of £16.6bn (December 2015: £16.3bn) and cash collateral of £20.8bn (December 2015: £15.9bn).
4	Barclays International margins have been restated to include interest earning lending within the investment banking business.

Analysis of Barclays International
Corporate and Investment Bank	Year ended	Year ended
	31.12.16	31.12.15	YoY
Income statement information	£m	£m	% Change
Analysis of total income
Credit	1,185	824	44
Equities	1,790	1,912	(6)
Macro	2,304	2,108	9
Markets	5,279	4,844	9
Banking fees	2,397	2,087	15
Corporate lending	1,195	1,361	(12)
Transactional banking	1,657	1,663	-
Banking	5,249	5,111	3
Other	5	495	(99)
Total income	10,533	10,450	1
Credit impairment charges and other provisions	(260)	(199)	(31)
Total operating expenses	(7,624)	(7,929)	4
Profit before tax	2,650	2,322	14

Balance sheet information
Risk weighted assets (£bn)	178.6	167.3

Performance measures
Return on average allocated tangible equity	6.1%	5.4%
Average allocated tangible equity (£bn)	21.9	21.9

Excluding notable items, the CIB return on average allocated tangible equity was 6.1% (2015: 8.2%).

Consumer, Cards and Payments
Income statement information
Total income	4,462	3,297	35
Credit impairment charges and other provisions	(1,095)	(723)	(51)
Total operating expenses	(1,837)	(1,663)	(10)
Profit before tax	1,561	956	63

Balance sheet information
Loans and advances to banks and customers at amortised cost (£bn)	39.7	32.1
Customer deposits (£bn)	50.0	41.8
Risk weighted assets (£bn)	34.1	27.5

Key facts
30 days arrears rate - Barclaycard US	2.6%	2.2%
Total number of Barclaycard business clients	355,000	341,000
Value of payments processed	£296bn	£271bn

Performance measures
Return on average allocated tangible equity	31.4%	20.2%
Average allocated tangible equity (£bn)	3.6	3.0

Excluding notable items, the Consumer, Cards and Payments return on average allocated tangible equity was 19.1% (2015: 18.9%).

 2016 compared to 2015

●
Profit before tax increased 28% to £4,211m, including the gain on disposal of Barclays’ share of Visa Europe Limited. Profit before tax excluding notable items1 decreased 3% to £3,747m driven by an 11% increase in total operating expenses, and a 47% increase in impairment, partially offset by a 10% increase in total income

●
Total income excluding notable items increased 10% to £14,531m, including the appreciation of average USD and EUR against GBP, with Consumer, Cards and Payments income increasing 21% to £3,998m and Corporate and Investment Bank (CIB) income increasing 6% to £10,533m

–	Markets income increased 9% to £5,279m, within which:
	–	Credit income increased 44% to £1,185m driven by strong performance in fixed income flow credit which benefitted from increased market volatility and client demand
–
Equities income decreased 6% to £1,790m with lower client activity in Asia and the simplification of the EMEA business, partially offset by improved performance in cash, derivatives and financing in H216

	–	Macro income increased 9% to £2,304m driven by increased activity post the EU referendum decision and US elections
–	Banking income increased 3% to £5,249m within which:
	–	Banking fees income increased 15% to £2,397m driven by higher debt underwriting and advisory fees, partially offset by lower equity underwriting fees
	–	Corporate lending reduced 12% to £1,195m due to losses on fair value hedges and the non-recurrence of one-off work-out gains recognised in Q215
	–	Transactional banking was broadly flat at £1,657m (2015: £1,663m) as income from higher deposit balances was offset by margin compression
–	Consumer, Cards and Payments income increased 21% to £3,998m driven by growth across all key businesses and the appreciation of average USD and EUR against GBP
●	Credit impairment charges increased 47% to £1,355m including the appreciation of average USD and EUR against GBP, within which:
–	CIB credit impairment charges increased 31% to £260m driven by the impairment of a number of single name exposures
–
Consumer, Cards and Payments credit impairment charges increased 51% to £1,095m primarily driven by balance growth, a change in portfolio mix and a £120m charge in Q316 following a management review of the cards portfolio impairment modelling

●	Total operating expenses excluding notable items increased 11%, within which:
–
CIB increased 12% to £7,624m. In addition to the appreciation of average USD against GBP this reflected an additional charge in Q416 relating to the 2016 compensation awards, higher restructuring costs, £150m of which related to reducing the real estate footprint in Q316, and higher structural reform programme implementation costs including those relating to the incorporation of the US Intermediate Holding Company (IHC) on 1 July 2016. These increases were partially offset by lower litigation and conduct costs

–	Consumer, Cards and Payments increased 7% to £1,837m due to continued business growth and the appreciation of average USD and EUR against GBP, partially offset by lower restructuring costs
●	The cost: income ratio excluding notable items was 65% (2015: 64%) and RoTE excluding notable items was 8.0% (2015: 9.5%)
●
Loans and advances to banks and customers at amortised cost increased £27.2bn to £211.3bn with CIB increasing £19.7bn to £171.7bn due to increased lending and cash collateral and the appreciation of USD and EUR against GBP. Consumer, Cards and Payments increased £7.6bn to £39.7bn driven by appreciation of USD and EUR against GBP and growth in Barclaycard US, including the acquisition of the JetBlue credit card portfolio

●	Trading portfolio assets increased £11.3bn to £73.2bn due to an increase in client activity and appreciation of major currencies against GBP
●
Derivative financial instrument assets and liabilities increased £44.7bn to £156.2bn and £41.6bn to £160.6bn respectively, due to the appreciation of USD and EUR against GBP and decreases in forward interest rates

●
Financial assets designated at fair value increased £15.5bn to £62.3bn and reverse repurchase agreements and other similar lending decreased £11.3bn to £13.4bn. Since 2015, new reverse repurchase agreements in certain businesses have been designated at fair value to better align to the way the business manages the portfolio’s risk and performance. On a net basis reverse repos have increased by £4.2bn as a result of increased matched book trading

●
Customer deposits increased £30.6bn to £216.2bn, with CIB increasing £22.6bn to £166.3bn primarily driven by increases in deposits cash collateral and the appreciation of USD and EUR against GBP. Consumer, Cards and Payments increased £8.2bn to £50.0bn driven by balance growth in Barclaycard US and Private Banking, and the appreciation of USD and EUR against GBP

●	RWAs increased £17.9bn to £212.7bn, due to the appreciation of USD against GBP, and business growth, including the acquisition of the JetBlue credit card portfolio in Consumer, Cards and Payments

1	Refer to the appendix on pages 65-75 for further information, reconciliations and calculations of non-IFRS performance measures included throughout this document.

Head Office	Year ended	Year ended
	31.12.16	31.12.15	YoY
Income statement information1	£m	£m	% Change
Net interest income	(183)	(305)	40
Net fee, commission and other income	286	643	(56)
Net operating income	103	338	(70)
Operating expenses	(135)	(272)	50
UK bank levy	(2)	(8)	75
Litigation and conduct	(27)	(66)	59
Total operating expenses	(164)	(346)	53
Other net income/(expenses)	128	(106)
Profit/(loss) before tax	67	(114)
Attributable profit	110	11

Balance sheet information
Total assets (£bn)2	75.2	59.4
Risk weighted assets (£bn)2	53.3	39.7

Performance measures
Average allocated tangible equity (£bn)	6.5	2.6

Notable items
Total income
Own credit	(35)	430
Litigation and conduct
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(52)
Other net expenses
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	(112)
Total notable items	(35)	266

2016 compared to 2015

●	Profit before tax was £67m (2015: loss of £114m). Profit before tax excluding notable items1 improved from a loss of £380m to a profit of £102m
●	Net operating income excluding notable items increased to £138m (2015: loss of £92m) primarily due to changes in net income from treasury operations
●	Total operating expenses excluding notable items reduced to £164m (2015: £294m) primarily due to a reduction in structural reform implementation costs now allocated to the businesses
●	Other net income excluding notable items increased to £128m (2015: £6m) primarily due to recycling of the currency translation reserve on the disposal of the Southern European cards business
●	Total assets increased £15.8bn to £75.2bn primarily driven by the appreciation of ZAR against GBP
●	RWAs increased £13.6bn to £53.3bn primarily driven by the appreciation of ZAR against GBP and the reallocation of operational risk RWAs from Non-Core associated with exited businesses and assets

1	Refer to the appendix on pages 65-75 for further information, reconciliations and calculations of non-IFRS performance measures included throughout this document.
2	Includes Africa Banking assets held for sale of £65.1bn (December 2015: £47.9bn) and risk weighted assets of £ 42.3bn (December 2015: £31.7bn).

Barclays Non-Core	Year ended	Year ended
	31.12.16	31.12.15	YoY
Income statement information1	£m	£m	% Change
Net interest income	160	615	(74)
Net trading income	(1,703)	(706)
Net fee, commission and other income	379	703	(46)
Total income	(1,164)	612
Credit impairment charges and other provisions	(122)	(134)	9
Net operating (expenses)/income	(1,286)	478
Operating expenses	(1,509)	(1,958)	23
UK bank levy	(76)	(88)	14
Litigation and conduct	(246)	(500)	51
Total operating expenses	(1,831)	(2,546)	28
Other net income/(expenses)	331	(535)
Loss before tax	(2,786)	(2,603)	(7)
Attributable loss	(1,916)	(2,418)	21

Balance sheet information
Loans and advances to banks and customers at amortised cost (£bn)2	51.1	51.8
Derivative financial instrument assets (£bn)	188.7	213.7
Derivative financial instrument liabilities (£bn)	178.6	202.1
Reverse repurchase agreements and other similar secured lending (£bn)	0.1	3.1
Financial assets designated at fair value (£bn)	14.5	21.4
Total assets (£bn)	279.7	325.8
Customer deposits (£bn)3	12.5	20.9
Risk weighted assets (£bn)	32.1	54.3

Performance measures
Average allocated tangible equity (£bn)	7.8	10.9
Period end allocated tangible equity (£bn)	5.4	8.5
Loan loss rate (bps)	22	23

Notable items
Litigation and conduct
Provisions for UK customer redress	-	(123)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(201)
Operating expenses
Impairment of goodwill and other assets relating to businesses being disposed	-	(96)
Other net expenses
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	(468)
Total notable items	-	(888)

Analysis of total income
Businesses	485	1,139	(57)
Securities and loans	(638)	(350)	(82)
Derivatives	(1,011)	(177)
Total income	(1,164)	612

1	Refer to the appendix on pages 65-75 for further information, reconciliations and calculations of non-IFRS performance measures included throughout this document.
2
As at 31 December 2016 loans and advances included £38.5bn (December 2015: £40.4bn) of loans and advances to customers (including settlement balances of £0.1bn (December 2015: £0.3bn) and cash collateral of £17.3bn (December 2015: £19.0bn)), and £12.6bn (December 2015: £11.4bn) of loans and advances to banks (including settlement balances of £0.1bn (December 2015: £nil) and cash collateral of £12.1bn (December 2015: £10.1bn)).

3	As at 31 December 2016 customer deposits included settlement balances of £0.1bn (December 2015: £0.2bn) and cash collateral of £11.9bn (December 2015: £12.3bn).

2016 compared to 2015

●
Loss before tax increased to £2,786m (2015: £2,603m). Loss before tax excluding notable items1 increased to £2,786m (2015: £1,715m) driven by reduced income and increased losses resulting from continued progress on the rundown of Derivatives, Businesses and Securities and loans, partially offset by lower operating expenses and higher other net income primarily from business and country exits

●	Total income reduced £1,776m to a net expense of £1,164m
–
Businesses income reduced £654m to £485m due to the impact of lower income following the completion of the sale of a number of income generating businesses and fees paid to Head Office relating to the termination of internal hedging and funding positions no longer required

–
Securities and loans income decreased £288m to a net expense of £638m primarily driven by the impact of restructuring the ESHLA portfolio, the non-recurrence of a £91m provision release relating to a litigation matter in Q115 and portfolio rundown. Fair value losses on the ESHLA portfolio were £393m (2015: £359m)

–	Derivatives income reduced £834m to a net expense of £1,011m principally reflecting the costs of running down the portfolio
●	Credit impairment charges improved 9% to £122m due to lower impairment charges in European businesses
●
Total operating expenses excluding notable items improved 14% to £1,831m reflecting cost savings from ceasing certain investment banking activities in a number of countries and the completion of the sale of a number of businesses, partially offset by a c.£200m increase in restructuring charges, which totalled c.£400m

●
Other net income excluding notable items of £331m (2015: net expense of £70m) included gains on the sale of Barclays Risk Analytics and Index Solutions, the Asia wealth and investment management business and the Southern European cards business, partially offset by the loss on sale of the French retail business of £455m

●
Loans and advances to banks and customers at amortised cost decreased £0.7bn to £51.1bn due to the sale of the Asia wealth and investment management business, and the rundown and exit of historical investment bank assets, partially offset by the recognition of £8bn of ESHLA loans at amortised cost, following the restructure of LOBO loan terms

●
Total assets decreased £46.1bn to £279.7bn due to lower derivative financial instrument assets which decreased £25.0bn to £188.7bn whilst derivative financial instrument liabilities decreased £23.5bn to £178.6bn mainly on continued rundown of the derivative back book

●	Leverage exposure decreased £47bn to £101bn due to reduced potential future exposure on derivatives and trading portfolio assets
●
RWAs reduced £22.2bn to £32.1bn despite the appreciation of USD and EUR against GBP, including a £10bn reduction in Derivatives, a £3bn reduction in Securities and loans, a £4bn reduction in Businesses RWAs, and a £4bn reallocation of operational risk RWAs to Head Office associated with business disposals and exits

1	Refer to the appendix on pages 65-75 for further information, reconciliations and calculations of non-IFRS performance measures included throughout this document.

Discontinued Operation

On 1 March 2016, Barclays announced its intention to sell down the Group’s interest in BAGL. This sell down is intended to be to a level which will permit deconsolidation from an accounting and regulatory perspective, subject to shareholder and regulatory approvals as required. On 5 May 2016 Barclays executed the first tranche of the sell down of the Group’s interest in BAGL with the sale of 12.2% of BAGL’s issued share capital. Following completion of the sale, Barclays’ holding represents 50.1% of BAGL’s issued share capital.
The terms of the transitional services arrangements and related separation payments have been agreed with BAGL and submitted to relevant regulators as part of a request for approval for Barclays to sell down to below a 50% holding. These proposed separation terms include contributions totalling £765m, of which £27.5m was paid in 2016, with the remainder to be paid over the period through to completion of any initial sale of Barclays’ stake in BAGL to below 50%. The majority of these funds would be used by BAGL to separate from the Barclays group, including termination of the existing Master Services Agreement, making investments in branding, operations and technology, and covering separation related expenses. In addition, Barclays will contribute an amount equivalent to 1.5% of BAGL’s market capitalisation to a new Broad-Based Black Economic Empowerment scheme, equating to approximately £130m at the 31 December 2016 share price and ZAR exchange rate, and expects to incur some additional operating expenses in respect of delivering the separation of the businesses under the transitional services arrangements.
These proposed contributions have been taken into account in assessing whether any impairment of the BAGL disposal group was required in the Group’s balance sheet. No impairment of the BAGL disposal group was required at 31 December 2016, as the market value of BAGL less estimated costs to sell at the prevailing share price and ZAR exchange rate was £8.4bn, which was greater than the carrying asset value of BAGL at that date of £7.3bn, plus the proposed costs of separation referred to above.
The Africa Banking business meets the requirements for presentation as a discontinued operation. As such, these results have been presented as two lines on the face of the Group income statement, representing the profit after tax and non-controlling interest in respect of the discontinued operation. Were the fair value of BAGL, based on its quoted share price, less estimated costs to sell, to fall below the carrying amount of the net assets of BAGL including goodwill on acquisition, a resulting impairment to Barclays’ stake in BAGL would also be recognised through these lines.
Africa Banking	Year ended	Year ended
	31.12.16	31.12.15	YoY
Income statement information	£m	£m	% Change
Net interest income	2,169	1,950	11
Net fee, commission and other income	1,577	1,464	8
Total income	3,746	3,414	10
Credit impairment charges and other provisions	(445)	(353)	(26)
Net operating income	3,301	3,061	8
Operating expenses	(2,345)	(2,091)	(12)
UK bank levy	(65)	(50)	(30)
Total operating expenses	(2,410)	(2,141)	(13)
Other net income	6	7	(14)
Profit before tax	897	927	(3)
Profit after tax	591	626	(6)
Attributable profit	189	302	(37)

Balance sheet information
Total assets (£bn)1	65.1	47.9
Risk weighted assets (£bn)1	42.3	31.7

Key Facts
Period end - ZAR/£	16.78	23.14
Average - ZAR/£²	20.04	19.57
Barclays Africa Group Limited share price (ZAR)	168.69	143.49
Barclays Africa Group Limited number of shares (m)	848	848

1	Africa Banking assets held for sale and RWAs are reported in Head Office within Core.
2	The average rate is derived from daily spot rates during the year.

Quarterly Results Summary

Barclays Group
	Q416	Q316	Q216	Q116	Q415	Q315	Q215	Q115
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,523	2,796	2,530	2,688	2,726	2,692	2,664	2,526
Net fee, commission and other income	2,469	2,650	3,442	2,353	1,722	2,789	3,797	3,124
Total income	4,992	5,446	5,972	5,041	4,448	5,481	6,461	5,650
Credit impairment charges and other provisions	(653)	(789)	(488)	(443)	(554)	(429)	(393)	(386)
Net operating income	4,339	4,657	5,484	4,598	3,894	5,052	6,068	5,264
Operating expenses	(3,812)	(3,581)	(3,425)	(3,747)	(3,547)	(3,552)	(3,557)	(3,067)
UK bank levy	(410)	-	-	-	(426)	-	-	-
Litigation and conduct	(97)	(741)	(447)	(78)	(1,722)	(699)	(927)	(1,039)
Total operating expenses	(4,319)	(4,322)	(3,872)	(3,825)	(5,695)	(4,251)	(4,484)	(4,106)
Other net income/(expenses)	310	502	(342)	20	(274)	(182)	(39)	(101)
Profit/(loss) before tax	330	837	1,270	793	(2,075)	619	1,545	1,057
Tax credit/(charge)	50	(328)	(467)	(248)	(164)	(133)	(324)	(528)
Profit/(loss) after tax in respect of continuing operations	380	509	803	545	(2,239)	486	1,221	529
Profit after tax in respect of discontinued operation	71	209	145	166	101	167	162	196

Attributable to:
Ordinary equity holders of the parent	99	414	677	433	(2,422)	417	1,146	465
Other equity holders	139	110	104	104	107	79	79	80
Non-controlling interests	213	194	167	174	177	157	158	180

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,213.1	1,324.0	1,351.3	1,248.9	1,120.0	1,236.5	1,196.7	1,416.4
Risk weighted assets	365.6	373.4	366.3	363.0	358.4	381.9	376.7	395.9
Leverage exposure	1,125.5	1,185.1	1,155.4	1,082.0	1,027.8	1,140.7	1,139.3	1,254.7

Performance measures
Return on average tangible shareholders' equity	1.1%	3.6%	5.8%	3.8%	(20.1%)	3.6%	9.8%	4.0%
Average tangible shareholders' equity (£bn)	48.9	49.4	48.3	48.3	47.8	47.6	47.2	48.1
Cost: income ratio	87%	79%	65%	76%	128%	78%	69%	73%
Loan loss rate (bps)	58	66	41	40	53	37	35	32
Basic earnings/(loss) per share	0.8p	2.6p	4.2p	2.7p	(14.4p)	2.6p	7.0p	2.9p

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Total income
Own credit	46	(264)	292	(109)	(175)	195	282	128
Gain on disposal of Barclays' share of Visa Europe Limited	-	-	615	-	-	-	-	-
Gains on US Lehman acquisition assets	-	-	-	-	-	-	496	-
Litigation and conduct
Provisions for UK customer redress	-	(600)	(400)	-	(1,450)	(290)	(850)	(182)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	-	-	(167)	(270)	-	(800)
Operating expenses
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	-	-	-	429
Impairment of goodwill and other assets relating to businesses being disposed	-	-	-	-	(96)	-	-	-
Other net expenses
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	-	-	-	(261)	(201)	-	(118)
Total notable items	46	(864)	507	(109)	(2,149)	(566)	(72)	(543)

Excluding notable items, the Q416 Group return on average tangible shareholders’ equity was 0.7% (Q415: (1.9%)) and basic earnings/(loss) per share was 0.5p (Q415: (1.3p)).

Barclays Core
	Q416	Q316	Q216	Q116	Q415	Q315	Q215	Q115
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,577	2,718	2,491	2,591	2,555	2,557	2,510	2,371
Net fee, commission and other income	2,834	2,887	3,825	2,692	1,961	2,708	3,709	3,057
Total income	5,411	5,605	6,316	5,283	4,516	5,265	6,219	5,428
Credit impairment charges and other provisions	(606)	(769)	(462)	(414)	(522)	(388)	(373)	(345)
Net operating income	4,805	4,836	5,854	4,869	3,994	4,877	5,846	5,083
Operating expenses	(3,471)	(3,270)	(3,057)	(3,258)	(2,992)	(3,094)	(3,061)	(2,618)
UK bank levy	(334)	-	-	-	(338)	-	-	-
Litigation and conduct	(46)	(639)	(420)	(12)	(1,634)	(419)	(819)	(1,015)
Total operating expenses	(3,851)	(3,909)	(3,477)	(3,270)	(4,964)	(3,513)	(3,880)	(3,633)
Other net income/(expenses)	164	4	(18)	9	(5)	13	14	(83)
Profit/(loss) before tax	1,118	931	2,359	1,608	(975)	1,377	1,980	1,367
Tax charge	(272)	(522)	(696)	(485)	(92)	(299)	(474)	(614)
Profit/(loss) after tax	846	409	1,663	1,123	(1,067)	1,078	1,506	753
Non-controlling interests	(76)	(57)	(80)	(84)	(81)	(54)	(64)	(68)
Other equity holders	(121)	(95)	(89)	(89)	(92)	(63)	(61)	(65)
Attributable profit/(loss)	649	257	1,494	950	(1,240)	961	1,381	620

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	933.4	964.3	972.2	883.6	794.2	862.0	830.5	919.4
Risk weighted assets	333.5	329.5	319.6	312.2	304.1	316.3	308.1	318.0

Performance measures
Return on average allocated tangible equity	6.4%	2.7%	15.0%	9.9%	(12.8%)	10.4%	15.5%	7.1%
Average tangible equity (£bn)	42.4	41.8	40.4	39.3	38.1	37.5	35.9	35.6
Cost: income ratio	71%	70%	55%	62%	110%	67%	62%	67%
Loan loss rate (bps)	61	74	45	42	57	39	38	35
Basic earnings/(loss) per share	4.0p	1.7p	9.0p	5.8p	(7.3p)	5.8p	8.4p	3.8p

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Total income
Own credit	46	(264)	292	(109)	(175)	195	282	128
Gain on disposal of Barclays' share of Visa Europe Limited	-	-	615	-	-	-	-	-
Gains on US Lehman acquisition assets	-	-	-	-	-	-	496	-
Litigation and conduct
Provisions for UK customer redress	-	(600)	(400)	-	(1,392)	(290)	(800)	(167)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	-	-	(167)	(69)	-	(800)
Operating expenses
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	-	-	-	429
Other net expenses
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	-	-	-	(15)	-	-	(97)
Total notable items	46	(864)	507	(109)	(1,749)	(164)	(22)	(507)

Excluding notable items, the Q416 Core return on average allocated tangible equity was 5.8% (Q415: 6.3%) and the Core basic earnings per share was 3.7p (Q415: 3.6p).

Barclays Non-Core
	Q416	Q316	Q216	Q116	Q415	Q315	Q215	Q115
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(54)	78	40	96	171	135	154	155
Net trading income	(462)	(288)	(463)	(490)	(398)	(124)	(57)	(127)
Net fee, commission and other income	97	51	79	152	159	204	146	194
Total income	(419)	(159)	(344)	(242)	(68)	215	243	222
Credit impairment charges and other provisions	(47)	(20)	(26)	(29)	(32)	(41)	(20)	(41)
Net operating (expenses)/income	(466)	(179)	(370)	(271)	(100)	174	223	181
Operating expenses	(341)	(311)	(368)	(489)	(555)	(458)	(496)	(449)
UK bank levy	(76)	-	-	-	(88)	-	-	-
Litigation and conduct	(51)	(102)	(27)	(66)	(89)	(279)	(108)	(24)
Total operating expenses	(468)	(413)	(395)	(555)	(732)	(737)	(604)	(473)
Other net income/(expenses)	146	498	(324)	11	(268)	(195)	(54)	(18)
Loss before tax	(788)	(94)	(1,089)	(815)	(1,100)	(758)	(435)	(310)
Tax credit/(charge)	322	194	229	237	(72)	166	150	86
(Loss)/profit after tax	(466)	100	(860)	(578)	(1,172)	(592)	(285)	(224)
Non-controlling interests	(14)	(13)	(12)	(10)	(19)	(21)	(21)	(20)
Other equity holders	(18)	(15)	(15)	(15)	(17)	(15)	(18)	(14)
Attributable (loss)/profit	(498)	72	(887)	(603)	(1,208)	(628)	(324)	(258)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	51.1	58.7	68.5	55.4	51.8	57.1	60.4	73.1
Derivative financial instrument assets	188.7	253.2	262.8	249.7	213.7	243.3	223.9	305.6
Derivative financial instrument liabilities	178.6	243.0	253.4	239.1	202.1	235.0	216.7	299.6
Reverse repurchase agreements and other similar secured lending	0.1	0.1	0.1	0.7	3.1	8.5	16.7	43.7
Financial assets designated at fair value	14.5	15.5	15.4	23.4	21.4	22.8	22.1	25.0
Total assets	279.7	359.8	379.1	365.4	325.8	374.5	366.2	497.0
Customer deposits	12.5	16.0	17.4	19.3	20.9	25.8	27.9	29.9
Risk weighted assets	32.1	43.9	46.7	50.9	54.3	65.6	68.6	77.9

Performance measures
Average allocated tangible equity (£bn)	6.5	7.6	7.9	9.0	9.7	10.2	11.3	12.4
Period end allocated tangible equity (£bn)	5.4	7.2	7.8	8.5	8.5	10.2	10.1	11.7
Loan loss rate (bps)	31	13	14	21	25	27	13	17
Basic (loss)/earnings per share contribution	(2.9p)	0.5p	(5.2p)	(3.6p)	(7.2p)	(3.7p)	(1.9p)	(1.5p)

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Litigation and conduct
Provisions for UK customer redress	-	-	-	-	(58)	-	(50)	(15)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	-	-	-	(201)	-	-
Operating expenses
Impairment of goodwill and other assets relating to businesses being disposed	-	-	-	-	(96)	-	-	-
Other net expenses
Losses on sale relating to the Spanish, Portuguese and Italian business	-	-	-	-	(246)	(201)	-	(21)
Total notable items	-	-	-	-	(400)	(402)	(50)	(36)

Analysis of total income
Businesses	(73)	181	181	196	229	314	292	304
Securities and loans	161	(34)	(363)	(402)	(195)	(87)	-	(68)
Derivatives	(507)	(306)	(162)	(36)	(102)	(12)	(49)	(14)
Total income	(419)	(159)	(344)	(242)	(68)	215	243	222

Excluding notable items, the Non-Core basic loss per share was 2.9p (Q415: 5.1p).

Quarterly Core Results by Business

Barclays UK
	Q416	Q316	Q216	Q116	Q415	Q315	Q215	Q115
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,502	1,569	1,476	1,501	1,509	1,499	1,479	1,486
Net fee, commission and other income	326	374	467	302	325	375	325	345
Total income	1,828	1,943	1,943	1,803	1,834	1,874	1,804	1,831
Credit impairment charges and other provisions	(180)	(350)	(220)	(146)	(219)	(154)	(166)	(167)
Net operating income	1,648	1,593	1,723	1,657	1,615	1,720	1,638	1,664
Operating expenses	(989)	(904)	(947)	(952)	(920)	(925)	(970)	(649)
UK bank levy	(48)	-	-	-	(77)	-	-	-
Litigation and conduct	(28)	(614)	(399)	(1)	(1,466)	(76)	(801)	(168)
Total operating expenses	(1,065)	(1,518)	(1,346)	(953)	(2,463)	(1,001)	(1,771)	(817)
Other net (expenses)/income	-	-	(1)	-	1	1	1	(3)
Profit/(loss) before tax	583	75	376	704	(847)	720	(132)	844
Attributable profit/(loss)	383	(163)	141	467	(1,078)	541	(174)	664

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	166.4	166.6	166.0	166.2	166.1	166.7	166.1	166.0
Total assets	209.6	209.1	204.6	201.7	202.5	204.1	202.2	199.6
Customer deposits	189.0	185.5	181.7	179.1	176.8	173.4	171.6	168.7
Risk weighted assets	67.5	67.4	67.1	69.7	69.5	71.0	71.7	72.3
Net interest margin	3.56%	3.72%	3.56%	3.62%	3.58%	3.54%	3.54%	3.60%

Performance measures
Return on average allocated tangible equity	18.2%	(7.1%)	6.6%	20.5%	(46.5%)	23.3%	(7.3%)	28.3%
Average allocated tangible equity (£bn)	8.6	8.7	9.0	9.3	9.2	9.3	9.4	9.4
Cost: income ratio	58%	78%	69%	53%	134%	53%	98%	45%
Loan loss rate (bps)	42	82	52	34	51	36	40	40

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Total income
Gain on disposal of Barclays' share of Visa Europe Limited	-	-	151	-	-	-	-	-
Litigation and conduct
Provisions for UK customer redress	-	(600)	(400)	-	(1,391)	(73)	(800)	(167)
Operating expenses
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	-	-	-	296
Total notable items	-	(600)	(249)	-	(1,391)	(73)	(800)	129

Excluding notable items, the Q416 Barclays UK return on average allocated tangible equity was 17.1% (Q415: 14.8%).

Analysis of Barclays UK
	Q416	Q316	Q216	Q116	Q415	Q315	Q215	Q115
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	934	970	1,068	919	945	938	905	927
Barclaycard Consumer UK	507	561	463	491	505	552	503	505
Wealth, Entrepreneurs & Business Banking	387	412	412	393	384	384	396	399
Total income	1,828	1,943	1,943	1,803	1,834	1,874	1,804	1,831

Analysis of credit impairment charges and other provisions
Personal Banking	(50)	(47)	(44)	(42)	(39)	(36)	(50)	(69)
Barclaycard Consumer UK	(118)	(291)	(169)	(105)	(176)	(111)	(106)	(95)
Wealth, Entrepreneurs & Business Banking	(12)	(12)	(7)	1	(4)	(7)	(10)	(3)
Total credit impairment charges and other provisions	(180)	(350)	(220)	(146)	(219)	(154)	(166)	(167)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	135.0	135.3	134.7	134.7	134.0	134.5	134.4	134.3
Barclaycard Consumer UK	16.5	16.2	16.2	16.0	16.2	15.9	15.8	15.7
Wealth, Entrepreneurs & Business Banking	14.9	15.1	15.1	15.5	15.9	16.3	15.9	16.0
Total loans and advances to customers at amortised cost	166.4	166.6	166.0	166.2	166.1	166.7	166.1	166.0

Analysis of customer deposits
Personal Banking	139.3	137.2	134.8	132.9	131.0	128.4	126.7	123.4
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Wealth, Entrepreneurs & Business Banking	49.7	48.3	46.9	46.2	45.8	45.0	44.9	45.3
Total customer deposits	189.0	185.5	181.7	179.1	176.8	173.4	171.6	168.7

Barclays International
	Q416	Q316	Q216	Q116	Q415	Q315	Q215	Q115
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,046	1,355	1,001	1,110	1,121	1,109	1,077	1,018
Net trading income	1,131	1,074	1,130	1,245	593	817	1,299	1,073
Net fee, commission and other income	1,415	1,422	1,908	1,158	1,254	1,297	1,726	1,363
Total income	3,592	3,851	4,039	3,513	2,968	3,223	4,102	3,454
Credit impairment charges and other provisions	(426)	(420)	(240)	(269)	(303)	(235)	(206)	(178)
Net operating income	3,166	3,431	3,799	3,244	2,665	2,988	3,896	3,276
Operating expenses	(2,497)	(2,337)	(2,074)	(2,221)	(2,007)	(2,059)	(2,027)	(1,936)
UK bank levy	(284)	-	-	-	(253)	-	-	-
Litigation and conduct	(17)	(17)	(10)	(4)	(151)	(302)	(12)	(845)
Total operating expenses	(2,798)	(2,354)	(2,084)	(2,225)	(2,411)	(2,361)	(2,039)	(2,781)
Other net income	5	8	11	8	8	9	13	15
Profit before tax	373	1,085	1,726	1,027	262	636	1,870	510
Attributable profit/(loss)	43	623	1,171	575	(24)	422	1,376	(16)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	211.3	233.7	230.6	215.9	184.1	220.3	210.5	224.7
Trading portfolio assets	73.2	73.8	68.1	64.3	61.9	72.8	75.3	92.7
Derivative financial instrument assets	156.2	155.6	181.4	150.1	111.5	133.7	116.0	172.8
Derivative financial instrument liabilities	160.6	160.5	187.5	155.4	119.0	142.0	124.8	182.3
Reverse repurchase agreements and other similar secured lending	13.4	17.3	19.7	19.1	24.7	68.0	57.4	57.1
Financial assets designated at fair value	62.3	72.0	68.3	59.6	46.8	5.6	5.6	5.2
Total assets	648.5	681.9	679.9	618.4	532.2	596.1	566.1	656.2
Customer deposits	216.2	224.1	226.5	213.1	185.6	207.0	197.7	206.2
Risk weighted assets	212.7	214.6	209.3	202.2	194.8	204.0	195.4	202.6

Performance measures
Return on average allocated tangible equity	1.0%	10.0%	19.2%	9.5%	(0.2%)	7.0%	22.5%	(0.1%)
Average allocated tangible equity (£bn)	26.6	25.7	24.8	25.1	24.9	24.7	24.7	25.3
Cost: income ratio	78%	61%	52%	63%	81%	73%	50%	81%
Loan loss rate (bps)	78	71	41	50	65	42	38	32
Net interest margin¹	3.91%	4.21%	3.92%	3.78%	3.79%	3.85%	3.86%	3.66%

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Total income
Gain on disposal of Barclays' share of Visa Europe Limited	-	-	464	-	-	-	-	-
Gains on US Lehman acquisition assets	-	-	-	-	-	-	496	-
Litigation and conduct
Provisions for UK customer redress	-	-	-	-	-	(218)	-	-
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	-	-	(145)	(39)	-	(800)
Operating expenses
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	-	-	-	133
Total notable items	-	-	464	-	(145)	(257)	496	(667)

Excluding notable items, the Q416 Barclays International return on average allocated tangible equity was 1.0% (Q415: 3.5%).

1	Barclays International margins have been restated to include interest earning lending within the investment banking business.

Analysis of Barclays International

Corporate and Investment Bank	Q416	Q316	Q216	Q116	Q415	Q315	Q215	Q115
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of total income
Credit	261	333	269	322	195	191	218	220
Equities	410	461	406	513	319	416	588	589
Macro	505	614	612	573	382	487	582	657
Markets	1,176	1,408	1,287	1,408	896	1,094	1,388	1,466
Banking fees	650	644	622	481	458	501	580	548
Corporate lending	303	284	312	296	312	377	387	285
Transactional banking	401	458	390	408	415	419	416	413
Banking	1,354	1,386	1,324	1,185	1,185	1,297	1,383	1,246
Other	1	1	-	3	16	(17)	495	1
Total income	2,531	2,795	2,611	2,596	2,097	2,374	3,266	2,713
Credit impairment (charges)/ releases and other provisions	(90)	(38)	(37)	(95)	(83)	(75)	(42)	1
Total operating expenses	(2,287)	(1,872)	(1,665)	(1,800)	(1,962)	(1,940)	(1,605)	(2,422)
Profit before tax	155	885	909	701	52	358	1,620	292

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	178.6	182.5	178.4	172.6	167.3	177.4	170.0	177.1

Performance measures
Return on average allocated tangible equity	(1.2%)	9.2%	9.5%	7.3%	(2.5%)	4.5%	22.3%	(2.5%)
Average allocated tangible equity (£bn)	22.6	21.9	21.3	21.6	21.8	21.7	21.7	22.3

Excluding notable items, the Q416 CIB return on average allocated tangible equity was (1.2%) (Q415: 1.8%).

Consumer, Cards and Payments
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,061	1,056	1,428	917	871	849	836	741
Credit impairment charges and other provisions	(336)	(382)	(203)	(174)	(219)	(160)	(165)	(179)
Total operating expenses	(511)	(482)	(419)	(425)	(449)	(421)	(434)	(359)
Profit before tax	218	200	817	326	210	278	250	218

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	39.7	36.8	35.4	32.9	32.1	30.6	29.6	29.8
Customer deposits	50.0	48.3	46.9	44.2	41.8	39.8	38.4	40.1
Risk weighted assets	34.1	32.1	30.9	29.6	27.5	26.6	25.4	25.5

Performance measures
Return on average allocated tangible equity	13.2%	14.8%	77.9%	23.4%	15.3%	24.7%	23.4%	17.5%
Average allocated tangible equity (£bn)	4.0	3.7	3.5	3.4	3.2	3.1	3.0	3.0

Excluding notable items, the Q416 Consumer, Cards and Payments return on average allocated tangible equity was 13.2% (Q415: 15.7%).

Head Office
	Q416	Q316	Q216	Q116	Q415	Q315	Q215	Q115
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	29	(206)	14	(20)	(75)	(51)	(46)	(133)
Net fee, commission and other income	(38)	17	320	(13)	(210)	220	358	275
Total income	(9)	(189)	334	(33)	(285)	169	312	142
Credit impairment releases/(charges) and other provisions	-	1	(2)	1	-	1	(1)	-
Net operating (expenses)/income	(9)	(188)	332	(32)	(285)	170	311	142
Operating expenses	15	(29)	(36)	(85)	(64)	(110)	(64)	(34)
UK bank levy	(2)	-	-	-	(8)	-	-	-
Litigation and conduct	(1)	(8)	(11)	(7)	(17)	(42)	(6)	(1)
Total operating expenses	12	(37)	(47)	(92)	(89)	(152)	(70)	(35)
Other net income/(expenses)	159	(4)	(28)	1	(14)	2	1	(95)
Profit/(loss) before tax	162	(229)	257	(123)	(388)	20	242	12
Attributable profit/(loss)	223	(203)	182	(92)	(140)	(1)	180	(28)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets1	75.2	73.3	87.7	63.4	59.4	61.8	62.2	63.6
Risk weighted assets1	53.3	47.5	43.2	40.3	39.7	41.3	41.0	43.1

Performance measures
Average allocated tangible equity (£bn)	7.2	7.4	6.6	5.0	3.9	3.4	1.8	0.9

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Total income
Own credit	46	(264)	292	(109)	(175)	195	282	128
Litigation and conduct
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	-	-	(23)	(29)	-	-
Other net expenses
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	-	-	-	(15)	-	-	(97)
Total notable items	46	(264)	292	(109)	(213)	166	282	31

1	Includes Africa Banking assets held for sale and RWAs.

Quarterly Discontinued Operation Results

Africa Banking
	Q416	Q316	Q216	Q116	Q415	Q315	Q215	Q115
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	626	561	502	480	468	471	506	505
Net fee, commission and other income	441	421	377	338	346	351	364	403
Total income	1,067	982	879	818	814	822	870	908
Credit impairment charges and other provisions	(105)	(96)	(133)	(111)	(93)	(66)	(103)	(91)
Net operating income	962	886	746	707	721	756	767	817
Operating expenses	(727)	(598)	(543)	(477)	(501)	(515)	(536)	(539)
UK bank levy	(65)	-	-	-	(50)	-	-	-
Total operating expenses	(792)	(598)	(543)	(477)	(551)	(515)	(536)	(539)
Other net income	2	2	1	1	3	1	1	2
Profit before tax	172	290	204	231	173	242	232	280
Profit after tax	71	209	145	166	101	167	162	196
Attributable (loss)/profit	(52)	85	70	86	25	85	88	104

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets¹	65.1	61.1	56.0	52.7	47.9	50.2	52.2	55.9
Risk weighted assets¹	42.3	39.9	36.1	33.9	31.7	33.8	34.4	37.3

1	Africa Banking assets held for sale and RWAs are reported in Head Office within Core.

Performance Management

Margins and balances
	Year ended 31.12.16			Year ended 31.12.15
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	6,048	167,233	3.62	5,973	167,599	3.56
Barclays International1	4,275	107,333	3.98	3,841	101,164	3.80
Total Barclays UK and Barclays International	10,323	274,566	3.76	9,814	268,763	3.65
Other2	214			794
Total net interest income	10,537			10,608

1	Barclays International margins have been restated to include interest earning lending within the investment banking business.
2	Other includes Head Office, Barclays Non-Core and non-lending related investment banking balances.

●	Total Barclays UK and Barclays International net interest income increased 6% to £10.3bn due to:
	–	An increase in average customer assets to £274.6bn (2015: £268.8bn) with growth in Barclays International, while Barclays UK remained stable
	–	Net interest margin increased 11bps to 3.76% primarily due to growth in interest earning lending within the cards portfolio of Barclays International and higher margins on deposits in Barclays UK
●	Group net interest income decreased to £10.5bn (2015: £10.6bn) including net structural hedge contributions of £1.5bn (2015: £1.4bn)
●
Net interest margin by business reflects movements in the Group’s internal funding rates which are based on the cost to the Group of alternative funding in wholesale markets. The internal funding rate prices intra-group funding and liquidity to appropriately give credit to businesses with net surplus liquidity and to charge those businesses in need of alternative funding at a rate that is driven by prevailing market rates and includes a term premium

Quarterly analysis for Barclays UK and Barclays International	Three months ended 31.12.16
	Net interest income	Average customer assets	Net interest margin
	£m	£m	%
Barclays UK	1,502	167,935	3.56
Barclays International1	1,110	112,936	3.91
Total Barclays UK and Barclays International	2,612	280,871	3.70

	Three months ended 30.09.16
Barclays UK	1,569	167,713	3.72
Barclays International1	1,149	108,571	4.21
Total Barclays UK and Barclays International	2,718	276,284	3.91

	Three months ended 30.06.16
Barclays UK	1,476	166,891	3.56
Barclays International1	1,021	104,707	3.92
Total Barclays UK and Barclays International	2,497	271,598	3.70

	Three months ended 31.03.16
Barclays UK	1,501	166,727	3.62
Barclays International1	995	105,994	3.78
Total Barclays UK and Barclays International	2,496	272,721	3.68

	Three months ended 31.12.15
Barclays UK	1,509	167,405	3.58
Barclays International1	991	103,844	3.79
Total Barclays UK and Barclays International	2,500	271,249	3.66

1	Barclays International margins have been restated to include interest earning lending within the investment banking business.

Remuneration

Deferred awards are payable only once an employee meets certain conditions, including a specified period of service. This creates a timing difference between the communication of the bonus pool and the charges that are recognised in the income statement which are reconciled in the table below to show the charge for performance costs. For 2016 awards, there have been changes in the proportion of bonuses which are deferred, to harmonise deferral structures across the Group, and to more closely align the incentive awards granted with the income statement charge, as illustrated below. The combined effect of these changes is to accelerate the rate at which the awards are recognised in the income statement, resulting in an increase in the charge for 2016 of £395m. There is expected to be a lesser effect in 2017 and 2018 as these changes take full effect. See page 104 of the Remuneration Report and Note 8 in the Annual Report for additional information on the changes. The table also shows the other elements of compensation and staff costs.

	Barclays Group
	Year ended	Year ended
	31.12.16	31.12.15
	£m	£m	% Change
Incentive awards granted
Current year bonus	1,018	788	(29)
Deferred bonus	441	665	34
Commissions and other incentives1	74	91	19
Total incentive awards granted	1,533	1,544	1
Reconciliation of incentive awards granted to income statement charge:
Less: deferred bonuses granted but not charged in current year	(300)	(665)	55
Add: current year charges for deferred bonuses from previous years	690	856	19
Other differences between incentive awards granted and income statement charge	(26)	26
Income statement charge for performance costs	1,897	1,761	(8)

Other income statement charges:
Salaries	4,121	4,183	1
Social security costs	589	587	-
Post retirement benefits2	486	494	2
Other compensation costs	352	276	(28)
Total compensation costs3	7,445	7,301	(2)

Other resourcing costs4	1,978	1,981	-

Total staff costs	9,423	9,282	(2)

Group compensation as % of income excluding notable items5	35.7	34.6

For further detail on remuneration refer to the Remuneration Report on pages 99-133 of the Annual Report.

1	Amounts previously included in 2015 as commitments are now included in current year bonus and deferred bonus for consistency with 2016.
2	2015 post retirement benefits exclude the impact of a £429m gain on valuation of a component of the defined benefit liability. Including the gain would result in compensation: income ratio of 32.5%.
3	In addition, £212m of Group compensation (2015: £236m) was capitalised as internally generated software.
4	Other resourcing costs include outsourcing, redundancy and restructuring costs and other temporary staff costs.
5
Core compensation as a percentage of income excluding notable items was 31.2% (2015: 31.3%) and CIB compensation as a percentage of income excluding notable items was 41.9% (2015: 39.5%), including the impact of the change in the 2016 compensation awards.

Deferred bonuses have been awarded and are expected to be charged to the income statement in the years outlined in the table that follows:
Year in which income statement charge is expected to be taken for deferred bonuses awarded to date1
	Actual Expected2
	Year ended	Year ended	Year ended	2018 and
	31.12.15	31.12.16	31.12.17	beyond
Barclays Group	£m	£m	£m	£m
Deferred bonuses from 2013 and earlier bonus pools	402	110	14	-
Deferred bonuses from 2014 bonus pool	454	191	80	12
Deferred bonuses from 2015 bonus pool		389	175	86
Deferred bonuses from 2016 bonus pool		141	135	133
Income statement charge for deferred bonuses	856	831	404	231

1	The actual amount charged depends upon whether conditions have been met and will vary compared with the above expectation.
2	Does not include the impact of grants which will be made in 2017 and beyond.

Change in charging of deferred bonus profile
Grant date	Expected payment date(s)1		Income statement charge profile
		Year	Post-2016 awards	Pre-2016 awards
March 2017		2016	33%	0%
		2017	33%	48%
	March 2018 (33.3%)	2018	22%	35%
	March 2019 (33.3%)	2019	10%	15%
	March 2020 (33.3%)	2020	2%	2%

1	Certain awards may be subject to an additional holding period.
2	The income statement charge is based on the period over which conditions are met.

Liquidity

Overview
The Group has a comprehensive Key Risk Control Framework for managing the Group’s liquidity risk. The Liquidity Framework meets the PRA’s standards and is designed to ensure the Group maintains liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the liquidity risk appetite. The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.
While Barclays has a comprehensive framework for managing the Group’s liquidity risks, liquidity risk is managed separately at Barclays Africa Group Limited (BAGL) due to local currency and funding requirements. Unless stated otherwise, all disclosures in this section exclude BAGL and they are reported on a stand-alone basis. Adjusting for local requirements, BAGL liquidity risk is managed on a consistent basis to Barclays Group.
Liquidity stress testing
Barclays manages the Group’s liquidity position against the Group’s internally defined Liquidity Risk Appetite (LRA) and regulatory metrics such as CRD IV Liquidity Coverage Ratio (LCR). As at December 2016, the Group held eligible liquid assets well in excess of 100% of net stress outflows for both the 30 day Barclays-specific LRA and the LCR.

Compliance with internal and regulatory stress tests	Barclays' LRA (30 day Barclays specific requirement)1, 2	CRD IV: LCR2
	£bn	£bn
Eligible liquidity buffer	173	166
Net stress outflows	(144)	(127)
Surplus	29	39

Liquidity pool as a percentage of anticipated net outflows as at 31 December 2016	120%	131%
Liquidity pool as a percentage of anticipated net outflows as at 31 December 2015	131%	133%

Barclays plans to maintain its surplus at an adequate level to the internal and regulatory stress requirements, whilst considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to actions being taken with respect to sizing of the liquidity pool.

1
Of the three stress scenarios monitored as part of the LRA, the 30 day Barclays specific scenario results in the lowest ratio at 120% (2015 131%). This compares to 134% (2015: 144%) under the 90 day market-wide scenario and 144% (2015: 133%) under the 30 day combined scenario.

2	Includes BAGL.

Liquidity pool	Liquidity pool	Liquidity pool of which CRD IV LCR-eligible			Liquidity pool
	31.12.16	Cash	Level 1	Level 2A	31.12.15
	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks1	103	101			48

Government bonds2
AAA to AA-	34		34
A+ to A-	3		3
BBB+ to BBB-	1		1
Other LCR Ineligible Government bonds	1
Total Government bonds	39		38		75

Other
Government Guaranteed Issuers, PSEs and GSEs	12		9	3
International Organisations and MDBs	6		7
Covered bonds	1		1
Corporate bonds
Other	4
Total other	23		17	3	22

Total as at 31 December 2016	165	101	55	3
Total as at 31 December 2015	145	45	87	8

1	Of which over 98% (2015: over 97%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
2	Of which over 90% (2015: over 92%) are comprised of UK, US, Japanese, French, German, Danish, Swiss and Dutch securities.

The Group liquidity pool was £165bn at 31 December 2016 (2015: £145bn). During 2016, the month-end liquidity pool ranged from £132bn to £175bn (2015: £142bn to £168bn), and the month-end average balance was £153bn (2015: £155bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements.
Barclays manages the liquidity pool on a centralised basis. As at 31 December 2016, 91% (2015: 94%) of the liquidity pool was located in Barclays Bank PLC and was available to meet liquidity needs across the Barclays Group. The residual liquidity pool is held predominantly within Barclays Capital Inc (BCI). The portion of the liquidity pool outside of Barclays Bank PLC is held against entity-specific stressed outflows and regulatory requirements.

Deposit funding	As at 31.12.16	As at 31.12.15
	Loans and advances to customers	Customer deposits	Loan to deposit ratio	Loan to deposit ratio
Funding of loans and advances to customers	£bn	£bn	%	%
Barclays UK	167	189
Barclays International	98	152
Non-Core	19	-
Total Barclays UK, Barclays International and Non-Core1	284	341	83%	86%

Barclays International, Head Office and Non-Core2	109	82
Total	393	423	93%	95%

Total Barclays UK, Barclays International and Non-Core1 are largely funded by customer deposits. The loan to deposit ratio for these businesses was 83% (2015: 86%). The customer deposits in excess of loans and advances are primarily used to fund liquidity buffer requirements for these businesses. The loan to deposit ratio for the Group is 93% (2015: 95%).
As at 31 December 2016, £139bn (2015: £129bn) of total customer deposits were insured through the UK Financial Services Compensation Scheme and other similar schemes. In addition to these customer deposits, there were £4bn (2015: £4bn) of other liabilities insured or guaranteed by governments.

1	Excluding investment banking businesses.
2	Including investment banking businesses.

Wholesale Funding

Composition of wholesale funding1
The Group’s total wholesale funding outstanding (excluding repurchase agreements) was £158bn (2015: £142bn). £70bn (2015: £54bn) of wholesale funding matures in less than one year, of which £22bn (2015: £14bn) relates to term funding.
Outstanding wholesale funding comprised of £26bn (2015: £25bn) of secured funding and £132bn (2015: £117bn) of unsecured funding.

Maturity profile of wholesale funding2
	<1 month	1-3 months	3-6 months	6-12 months	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC
Senior unsecured (public benchmark)	-	-	-	-	-	0.9	1.6	1.1	4.5	7.9	16.0
Senior unsecured (privately placed)	-	-	-	-	-	0.1	-	-	0.2	0.5	0.8
Subordinated liabilities	-	-	-	-	-	-	-	1.1	-	2.7	3.8
Barclays Bank PLC
Deposits from banks	9.2	4.3	1.7	1.1	16.3	0.2	-	0.3	-	-	16.8
Certificates of deposit and commercial paper	0.3	5.2	5.6	10.9	22.0	0.7	1.1	0.5	0.5	0.3	25.1
Asset backed commercial paper	3.7	3.1	0.7	-	7.5	-	-	-	-	-	7.5
Senior unsecured (public benchmark)	1.7	0.6	1.6	-	3.9	-	2.7	0.7	0.7	1.1	9.1
Senior unsecured (privately placed)3	0.6	1.5	3.6	3.5	9.2	7.3	5.5	3.2	1.6	10.0	36.8
Covered bonds	-	1.8	1.6	1.5	4.9	1.0	1.8	-	1.0	3.7	12.4
Asset backed securities	-	0.6	1.0	0.6	2.2	0.7	1.4	0.4	-	0.7	5.4
Subordinated liabilities	-	-	-	1.3	1.3	3.2	0.1	1.0	5.5	8.5	19.6
Other4	1.1	0.2	0.6	1.1	3.0	0.2	0.2	0.3	0.1	0.7	4.5
Total as at 31 December 2016	16.6	17.3	16.4	20.0	70.3	14.3	14.4	8.6	14.1	36.1	157.8
Of which secured	3.7	5.6	3.4	2.3	15.0	1.8	3.2	0.4	1.0	4.4	25.8
Of which unsecured	12.9	11.7	13.0	17.7	55.3	12.5	11.2	8.2	13.1	31.7	132.0
Total as at 31 December 2015	15.8	15.3	8.6	13.8	53.5	16.5	12.6	13.7	8.3	37.3	141.9
Of which secured	4.2	3.9	1.6	0.3	10.0	5.1	2.4	2.8	0.5	4.5	25.3
Of which unsecured	11.6	11.4	7.0	13.5	43.5	11.4	10.2	10.9	7.8	32.8	116.6

1
The composition of wholesale funds comprises the balance sheet reported Deposits from Banks, Financial liabilities at Fair Value, Debt Securities in Issue and Subordinated Liabilities, excluding cash collateral and settlement balances and collateral swaps. Included within deposits from banks are £4.5bn of liabilities drawn in the European Central Bank’s facilities.

2
Term funding maturities comprise public benchmark and privately placed senior unsecured notes, covered bonds/asset-backed securities (ABS) and subordinated debt where the original maturity of the instrument was more than 1 year.

3	Includes structured notes of £30.8bn, £7.7bn of which matures within one year.
4	Primarily comprised of fair value deposits £3bn and secured financing transactions of physical gold £0.5bn.

Term financing
In preparation for a Single Point of Entry resolution model, Barclays has made good progress on the issuance of debt capital and term senior unsecured funding from Barclays PLC, the holding company, replacing maturing debt in Barclays Bank PLC.

The Group issued £12.1bn equivalent of capital and senior unsecured debt from the holding company of which £8.6bn equivalent and £0.7bn equivalent in public and private senior unsecured debt respectively, and £2.8bn of capital instruments. In the same period £7.4bn of Barclays Bank PLC capital and senior unsecured debt was bought back or called.
The Group has £21.2bn1 of term funding maturing in 2017 and £13.2bn in 2018.
The Group expects to continue to issue public wholesale debt in 2017, in order to maintain a stable and diverse funding base by type, currency and distribution channel.

1	Includes £0.2bn bilateral secured funding.

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Group, Barclays also solicits independent credit ratings by Standard & Poor’s (S&P), Moody’s, Fitch and Rating and Investment Information (R&I). These ratings assess the creditworthiness of the Group, its subsidiaries and branches and are based on reviews of a broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, asset quality, liquidity, accounting and governance.

As at 31 December 2016	Standard & Poor's	Moody's	Fitch
Barclays Bank PLC
Long-term	A- (Negative)	A1 (Negative)	A (Stable)
Short-term	A-2	P-1	F1
Stand-alone rating1	bbb+	baa2	a
Barclays PLC
Long-term	BBB (Negative)	Baa2 (Negative)	A (Stable)
Short-term	A-2	P-3	F1

1	Refers to Standard & Poor’s Stand-Alone Credit Profile (SACP), Moody’s Baseline Credit Assessment (BCA) and Fitch’s Viability Rating (VR).

During the year, Barclays’ ratings outlooks for Moody’s and S&P were changed to Negative from Stable following the outcome of the EU referendum in June 2016. The rating actions were part of a wider set of actions which saw the two agencies place several UK banks on negative outlooks whilst affirming the ratings. The ratings continue to carry a stable outlook with Fitch.

In December 2016 Moody’s upgraded senior long term ratings for both Barclays Bank PLC and Barclays PLC by one notch reflecting the continued build-up of loss absorbing capacity at Barclays PLC which would provide additional protection for Barclays Bank PLC’s depositors and senior unsecured creditors, and Barclays PLC’s senior unsecured creditors in a failure scenario. The negative outlooks assigned in June remained in place as the rating agency’s assessment of Barclays’ standalone credit strength was unaffected by the rating action.

S&P and Fitch affirmed Barclays’ ratings in July and December 2016 respectively as part of their periodic reviews.

Barclays also solicits issuer ratings from R&I for local issuances purposes in Japan and the ratings of A- for Barclays PLC and A for Barclays Bank PLC were affirmed in July 2016 with stable outlooks.

Capital

CRD IV capital

Barclays’ current regulatory requirement is to meet a fully loaded CRD IV CET1 ratio comprising the required 4.5% minimum CET1 ratio and, phased in from 2016, a Combined Buffer Requirement.  This currently comprises a Capital Conservation Buffer (CCB) of 2.5% and a Globally Systemically Important Institution (G-SII) buffer determined by the PRA in line with guidance from the Financial Stability Board (FSB). Both buffers are subject to phased implementation, the CCB is phased in at 25% per annum with 0.625% applicable for 2016.  The G-SII buffer for 2016 and 2017 has been set at 2% and is also phased in at 25% per annum with 0.5% applicable for 2016 and 1% for 2017.  On 21 November 2016 the FSB confirmed that the G-SII buffer for 2018 will be 1.5% with 1.1% applicable for 2018 and taking full effect from 2019 onwards.

Also forming part of the Combined Buffer Requirement is a Counter-Cyclical Capital Buffer (CCyB) and a Systemic Risk Buffer (SRB). On 30 November 2016 the Financial Policy Committee (FPC) reaffirmed that it expects to maintain a CCyB of 0% on UK exposures until at least June 2017. Other national authorities also determine the appropriate CCyBs that should be applied to exposures in their jurisdiction. During 2016, CCyBs started to apply for Barclays’ exposures to other jurisdictions; however based on current exposures these are not material.  No SRB has been set to date.

In addition, Barclays’ Pillar 2A requirement as per the PRA’s Individual Capital Guidance (ICG) for 2016 based on a point in time assessment was 3.9% of which 56% needs to be met in CET1 form, equating to approximately 2.2% of RWAs.  The Pillar 2A requirement is subject to at least annual review and for 2017 Barclays’ Pillar 2A add-on will be 4.0%, with approximately 2.3% of RWAs needing to be met in CET1 form.  All capital, RWA and leverage calculations reflect Barclays’ interpretation of the current rules.

As at 31 December 2016, Barclays’ CET1 ratio was 12.4% which exceeds the 2016 transitional minimum requirement of 7.8% including the minimum 4.5% CET1 ratio requirement, 2.2% of Pillar 2A, a 0.625% CCB buffer, a 0.5% G-SII buffer and a 0% CCyB.

Capital ratios	As at	As at	As at
	31.12.16	30.09.16	31.12.15
Fully loaded CET11,2	12.4%	11.6%	11.4%
PRA Transitional Tier 13,4	15.6%	14.8%	14.7%
PRA Transitional Total Capital3,4	19.6%	18.8%	18.6%

Capital resources	£m	£m	£m
Shareholders' equity (excluding non-controlling interests) per the balance sheet	64,873	63,929	59,810
Less: other equity instruments (recognised as AT1 capital)	(6,449)	(6,442)	(5,305)
Adjustment to retained earnings for foreseeable dividends	(388)	(276)	(631)
Minority interests (amount allowed in consolidated CET1)	1,825	1,695	950

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(1,571)	(1,742)	(1,602)
Goodwill and intangible assets	(9,054)	(8,847)	(8,234)
Deferred tax assets that rely on future profitability excluding temporary differences	(494)	(623)	(855)
Fair value reserves related to gains or losses on cash flow hedges	(2,104)	(2,952)	(1,231)
Excess of expected losses over impairment	(1,294)	(1,272)	(1,365)
Gains or losses on liabilities at fair value resulting from own credit	86	72	127
Defined-benefit pension fund assets	(38)	(40)	(689)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)	(57)
Deferred tax assets arising from temporary differences (amount above 10% threshold)	(183)	(49)	-
Other regulatory adjustments	45	(226)	(177)
Fully loaded CET1 capital	45,204	43,177	40,741

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	6,449	6,442	5,305
Qualifying AT1 capital (including minority interests) issued by subsidiaries	5,445	5,658	6,718
Other regulatory adjustments and deductions	(130)	(130)	(130)
Transitional AT1 capital5	11,764	11,970	11,893
PRA Transitional Tier 1 capital	56,968	55,147	52,634

Tier 2 (T2) capital
Capital instruments and related share premium accounts	3,769	3,631	1,757
Qualifying T2 capital (including minority interests) issued by subsidiaries	11,366	11,664	12,389
Other regulatory adjustments and deductions	(257)	(254)	(253)
PRA Transitional total regulatory capital	71,846	70,188	66,527

1	The transitional regulatory adjustments to CET1 capital are no longer applicable resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
2
The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 13.7% based on £50bn of transitional CRD IV CET1 capital and £366bn of RWAs.

3	The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
4
As at 31 December 2016, Barclays’ fully loaded Tier 1 capital was £51,993m, and the fully loaded Tier 1 ratio was 14.2%. Fully loaded total regulatory capital was £67,772m and the fully loaded total capital ratio was 18.5%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

5
Of the £11.8bn transitional AT1 capital, fully loaded AT1 capital used for the leverage ratio comprises the £6.4bn capital instruments and related share premium accounts, £0.5bn qualifying minority interests and £0.1bn capital deductions. It excludes legacy Tier 1 capital instruments issued by subsidiaries that are subject to grandfathering.

Movement in CET1 capital	Three months ended	Year ended
	31.12.16	31.12.16
	£m	£m
Opening CET1 capital	43,177	40,741

Profit for the period attributable to equity holders	238	2,080
Own credit	14	(41)
Dividends paid and foreseen	(212)	(843)
Increase in retained regulatory capital generated from earnings	40	1,196

Net impact of share schemes	330	535
Available for sale reserves	(91)	(391)
Currency translation reserves	637	3,674
Other reserves	3	(778)
Increase in other qualifying reserves	879	3,040

Retirement benefit reserve	768	(988)
Defined-benefit pension fund asset deduction	2	651
Net impact of pensions	770	(337)

Minority interests	130	875
Additional value adjustments (PVA)	171	31
Goodwill and intangible assets	(207)	(820)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	129	361
Excess of expected loss over impairment	(22)	71
Direct and indirect holdings by an institution of own CET1 instruments	-	7
Deferred tax assets arising from temporary differences (amount above 10% threshold)	(134)	(183)
Other regulatory adjustments	271	222
Increase in regulatory capital due to adjustments and deductions	338	564

Closing CET1 capital	45,204	45,204

●
The CET1 ratio improved to 12.4% (December 2015: 11.4%) primarily driven by an increase in CET1 capital of £4.5bn to £45.2bn primarily as a result of profits of £2.1bn generated in the year, after absorbing the impact of notable items. Regulatory capital generated from earnings after absorbing the impact of own credit and dividends paid and foreseen increased CET1 capital by £1.2bn. Other significant movements in the year were:

–
A £3.0bn increase in other qualifying reserves including a £3.7bn increase in the currency translation reserves as USD, EUR and ZAR strengthened against GBP; partially offset by a £0.4bn decrease as a result of preference share redemptions and a £0.4bn decrease in AFS reserves

–
A £0.3bn decrease, net of tax, as a result of movements relating to pensions.  There was a £1.0bn decrease in the retirement benefit reserve largely within the UKRF, which is the Groups main pension scheme, moving from a £0.8bn surplus in December 2015 to a £27m deficit in December 2016.  The decrease in reserves was partially offset by the removal of a £0.7bn capital deduction for the UKRF asset in December 2015

	–	A £0.9bn increase in minority interests following the sale of 12.2% of BAGL’s issued share capital was partially offset by £0.3bn higher capital deductions
●
Transitional AT1 capital remained largely flat in the period as redemptions and repurchases of £1.3bn of CRD IV end point non-qualifying preference shares, Tier One Notes and Reserve Capital Instruments were offset by the issuance of $1.5bn of qualifying AT1 capital instruments

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement Risk	CVA	Std	IMA
As at 31.12.16	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	5,592	49,591	47	-	-	-	-	-	12,293	67,523
Barclays International	53,201	82,327	13,515	13,706	30	3,581	9,343	9,460	27,538	212,701
Head Office1	9,048	27,122	77	1,157	-	927	482	2,323	12,156	53,292
Barclays Core	67,841	159,040	13,639	14,863	30	4,508	9,825	11,783	51,987	333,516
Barclays Non-Core	4,714	9,945	1,043	6,081	37	2,235	477	2,928	4,673	32,133
Barclays Group	72,555	168,985	14,682	20,944	67	6,743	10,302	14,711	56,660	365,649

As at 30.09.16
Barclays UK	5,886	49,183	9	-	-	39	-	-	12,293	67,410
Barclays International	51,498	82,020	14,201	13,945	82	4,931	11,485	8,900	27,538	214,600
Head Office1	8,527	25,174	43	1,088	-	844	580	2,560	8,685	47,501
Barclays Core	65,911	156,377	14,253	15,033	82	5,814	12,065	11,460	48,516	329,511
Barclays Non-Core	7,009	11,037	1,740	7,435	2	4,287	695	3,526	8,144	43,875
Barclays Group	72,920	167,414	15,993	22,468	84	10,101	12,760	14,986	56,660	373,386

As at 31.12.15
Barclays UK	6,562	50,763	26	-	-	-	-	-	12,174	69,525
Barclays International	45,892	77,275	10,463	11,055	516	3,406	8,373	10,196	27,657	194,833
Head Office1	8,291	20,156	54	538	8	382	399	1,903	8,003	39,734
Barclays Core	60,745	148,194	10,543	11,593	524	3,788	8,772	12,099	47,834	304,092
Barclays Non-Core	8,704	12,797	1,653	9,430	1	7,480	1,714	3,679	8,826	54,284
Barclays Group	69,449	160,991	12,196	21,023	525	11,268	10,486	15,778	56,660	358,376

1	Includes Africa Banking discontinued operation.

Movement analysis of risk weighted assets

	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£bn	£bn	£bn	£bn	£bn
As at 01.01.16	230.4	45.0	26.3	56.7	358.4
Book size	0.8	1.2	(0.6)	-	1.4
Acquisitions and disposals	(6.4)	(0.2)	-	-	(6.6)
Book quality	(0.5)	(0.4)	0.6	-	(0.3)
Model updates	(2.9)	(2.0)	(0.3)	-	(5.2)
Methodology and policy	1.1	(1.2)	(1.0)	-	(1.1)
Foreign exchange movements1	19.0	-	-	-	19.0
As at 31.12.16	241.5	42.4	25.0	56.7	365.6

1	Foreign exchange movement does not include FX for modelled counterparty risk or modelled market risk.

RWAs increased £7.2bn to £365.6bn, due to:

●
Book size increased RWAs by £1.4bn primarily due to an increase in trading activity in Barclays International and business growth in corporate and consumer lending partially offset by securitisation transactions

●	Acquisitions and disposals decreased RWAs by £6.6bn primarily due to the rundown of Non-Core portfolios, including the sale of Portuguese and Italian businesses
●	Model updates decreased RWAs by £5.2bn primarily driven by changes in the mortgages credit risk model in Barclays UK
●
Methodology and Policy decreased RWAs by £1.1bn primarily driven by the effect of collateral modelling for mismatched FX collateral on average CVA and a new treatment for sovereign exposures, partly offset by modelled wholesale recalibration

●	Foreign exchange movements increased RWAs by £19.0bn primarily driven by the appreciation of ZAR, USD and EUR against GBP

Leverage ratio and exposures

Effective 1 January 2016, Barclays is required to disclose a leverage ratio and an average leverage ratio applicable to the Group:

●
The leverage ratio is consistent with the December 2015 method of calculation and has been included in the table below. The calculation uses the end point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure. The current expected minimum fully loaded requirement is 3%, but this could be impacted by the Basel Consultation on the Leverage Framework

●
The average leverage ratio as outlined by the PRA Supervisory Statement SS45/15 and the updated PRA rulebook is calculated as the capital measure divided by the exposure measure, where the capital and exposure measure is based on the average of the last day of each month in the quarter. The expected end point minimum requirement is 3.5% comprising of the 3% minimum requirement, a fully phased in G-SII additional leverage ratio buffer (G-SII ALRB) and a countercyclical leverage ratio buffer (CCLB). The minimum requirement is on a phased basis in line with the CET1 G-SII buffer which results in a minimum requirement of 3.175% at 31 December 2016

At 31 December 2016, Barclays’ leverage ratio was 4.6% (December 2015: 4.5%) and the average leverage ratio was 4.3%, which exceeds the transitional minimum requirement for Barclays of 3.175% and expected end point minimum requirement of 3.5%.

In August 2016, the PRA implemented the FPC’s recommendation to allow firms to exclude qualifying central bank claims from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency, subject to firms obtaining permission from the PRA.  This change in reporting requirements is effective 1 April 2017 and will result in a modification to the calculation of the exposure measure for the purpose of calculating the UK leverage ratio.  At 31 December 2016, Barclays’ reported leverage ratio and average leverage ratio disclosed below is unaffected by this announcement as firms are required to disclose based on the existing rules.  The impact of the PRA rule modification would have resulted in an average leverage ratio of 4.5% and a leverage ratio at 31 December 2016 of 5.0%.

	As at 31.12.16	As at 30.09.16	As at 31.12.15
	£bn	£bn	£bn
Accounting assets
Derivative financial instruments	347	410	328
Cash collateral	67	74	62
Reverse repurchase agreements and other similar secured lending	13	17	28
Financial assets designated at fair value1	79	94	77
Loans and advances and other assets	707	729	625
Total IFRS assets	1,213	1,324	1,120

Regulatory consolidation adjustments	(6)	(8)	(10)

Derivatives adjustments
Derivatives netting	(313)	(373)	(293)
Adjustments to cash collateral	(50)	(59)	(46)
Net written credit protection	12	20	15
Potential Future Exposure (PFE) on derivatives	136	143	129
Total derivatives adjustments	(215)	(269)	(195)

Securities financing transactions (SFTs) adjustments	29	36	16

Regulatory deductions and other adjustments	(15)	(16)	(14)
Weighted off-balance sheet commitments	119	118	111
Total leverage exposure	1,125	1,185	1,028

Fully loaded CET 1 capital	45.2	43.2	40.7
Fully loaded AT1 capital	6.8	6.8	5.4
Fully loaded Tier 1 capital	52.0	49.9	46.2

Leverage ratio	4.6%	4.2%	4.5%

1	Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £63bn (2015: £50bn).

The leverage ratio increased to 4.6% (December 2015: 4.5%) primarily driven by a £5.8bn increase in fully loaded Tier 1 capital to £52.0bn (December 2015: £46.2bn), partially offset by an increase in the leverage exposure of £97bn to £1,125bn (December 2015: £1,028bn):

●
The IFRS asset increase was mainly driven by loans and advances and other assets which increased £82bn to £707bn. The increase was primarily due to the appreciation of major currencies against GBP, an increase in liquidity pool assets and lending growth in Barclays UK and Barclays International. This was partially offset by the rundown and exit of Non-Core assets

●	SFT adjustments increased by £13bn to £29bn, primarily as a result of a change in treatment of securities pre-positioned for use against undrawn central bank lending facilities
●	PFE on derivatives increased by £7bn to £136bn primarily driven by the appreciation of major currencies against GBP, partially offset by compression activity, sale of positions and maturity of trades
●	Weighted off balance sheet commitments increased by £8bn to £119bn primarily driven by the appreciation of major currencies against GBP

The average leverage exposure measure for Q416 was £1,206bn resulting in an average leverage ratio of 4.3%. The CET1 capital held against the 0.175% transitional G-SII ALRB was £2bn. The impact of the CCLB is currently nil.

The difference between the average leverage ratio and the leverage ratio was primarily driven by higher positions in October and November within trading portfolio assets, reverse repurchase agreements and settlements balances.

Credit Risk

Analysis of retail and wholesale loans and advances and impairment

	Gross loans and advances	Impairment allowance	Loans and advances net of impairment	Credit Risk Loans	CRLs % of gross loans and advances	Loan impairment charges1	Loan loss rates
As at 31.12.16	£m	£m	£m	£m	%	£m	bps
Barclays UK	155,729	1,519	154,210	2,044	1.3	866	56
Barclays International	33,485	1,492	31,993	1,249	3.7	1,085	324
Barclays Core	189,214	3,011	186,203	3,293	1.7	1,951	103
Barclays Non-Core	10,319	385	9,934	838	8.1	102	99
Total Group retail	199,533	3,396	196,137	4,131	2.1	2,053	103

Barclays UK	15,204	282	14,922	591	3.9	30	20
Barclays International	180,102	748	179,354	1,470	0.8	258	14
Head Office	4,410	-	4,410	-	-	-	-
Barclays Core	199,716	1,030	198,686	2,061	1.0	288	14
Barclays Non-Core	41,406	194	41,212	299	0.7	11	3
Total Group wholesale	241,122	1,224	239,898	2,360	1.0	299	12

Total loans and advances at amortised cost	440,655	4,620	436,035	6,491	1.5	2,352	53

Traded loans	2,975	n/a	2,975	n/a
Loans and advances designated at fair value	10,519	n/a	10,519	n/a
Loans and advances held at fair value	13,494	n/a	13,494	n/a

Total loans and advances	454,149	4,620	449,529	6,491

As at 31.12.15
Barclays UK	153,539	1,556	151,983	2,238	1.5	682	44
Barclays International	26,041	897	25,144	863	3.3	714	274
Barclays Core	179,580	2,453	177,127	3,101	1.7	1,396	78
Barclays Non-Core	12,588	464	12,124	936	7.4	139	110
Total Group retail	192,168	2,917	189,251	4,037	2.1	1,535	80

Barclays UK	16,400	312	16,088	637	3.9	24	15
Barclays International	159,776	617	159,159	1,330	0.8	201	13
Head Office	5,767	-	5,767	-	-	-	-
Barclays Core	181,943	929	181,014	1,967	1.1	225	12
Barclays Non-Core	39,979	336	39,643	441	1.1	(16)	(4)
Total Group wholesale	221,922	1,265	220,657	2,408	1.1	209	9

Total loans and advances at amortised cost	414,090	4,182	409,908	6,445	1.6	1,744	42

BAGL loans and advances at amortised cost	31,397	739	30,658	1,372

Traded loans	2,474	n/a	2,474	n/a
Loans and advances designated at fair value	17,913	n/a	17,913	n/a
Loans and advances held at fair value	20,387	n/a	20,387	n/a

Total loans and advances	465,874	4,921	460,953	7,817

1	Excluding impairment charges on available for sale investments and reverse repurchase agreements.

Total loans and advances decreased by £12bn to £450bn driven by a £31bn decrease due to the reclassification of BAGL balances to held for sale and £9bn from the exit of other assets in Non-Core. This was offset by lending of £20bn driven by volume growth and foreign currency movements due to the appreciation of average USD and EUR against GBP. There was also a net £9bn increase in settlement and cash collateral balances.
Credit risk loans (CRLs) and the ratio of CRLs to gross loans and advances excluding BAGL balances now held for sale remained stable at £6.5bn (2015: £6.4bn) and 1.5% (2015: 1.6%) respectively.
Loan impairment charges increased £0.6bn to £2.4bn primarily due to increased charges following the management review of impairment modelling for UK and US cards portfolios and the impairment of a number of single name exposures. Overall, this resulted in a 11bps increase in the loan loss rate to 53bps.

Analysis of potential credit risk loans (PCRLs), potential problem loans (PPLs) and coverage ratios
	CRLs		PPLs		PCRLs
	As at	As at	As at	As at	As at	As at
	31.12.16	31.12.15	31.12.16	31.12.15	31.12.16	31.12.15
	£m	£m	£m	£m	£m	£m
Barclays UK	2,044	2,238	310	382	2,354	2,620
Barclays International	1,249	863	192	117	1,441	980
Barclays Core	3,293	3,101	502	499	3,795	3,600
Barclays Non-Core	838	936	11	26	849	962
Total retail	4,131	4,037	513	525	4,644	4,562

Barclays UK	591	637	94	127	685	764
Barclays International	1,470	1,330	1,530	877	3,000	2,207
Barclays Core	2,061	1,967	1,624	1,004	3,685	2,971
Barclays Non-Core	299	441	59	122	358	563
Total wholesale	2,360	2,408	1,683	1,126	4,043	3,534

Total retail and wholesale	6,491	6,445	2,196	1,651	8,687	8,096
BAGL	-	1,372	-	399	-	1,771
Group total	6,491	7,817	2,196	2,050	8,687	9,867

	Impairment allowance		CRL coverage		PCRL coverage
	As at	As at	As at	As at	As at	As at
	31.12.16	31.12.15	31.12.16	31.12.15	31.12.16	31.12.15
	£m	£m	%	%	%	%
Barclays UK	1,519	1,556	74.3	69.5	64.5	59.4
Barclays International	1,492	897	119.5	103.9	103.5	91.5
Barclays Core	3,011	2,453	91.4	79.1	79.3	68.1
Barclays Non-Core	385	464	45.9	49.6	45.3	48.2
Total retail	3,396	2,917	82.2	72.3	73.1	63.9

Barclays UK	282	312	47.7	49.0	41.2	40.8
Barclays International	748	617	50.9	46.4	24.9	28.0
Barclays Core	1,030	929	50.0	47.2	28.0	31.3
Barclays Non-Core	194	336	64.9	76.2	54.2	59.7
Total wholesale	1,224	1,265	51.9	52.5	30.3	35.8

Total retail and wholesale	4,620	4,182	71.2	64.9	53.2	51.7
BAGL	-	739	-	53.9	-	41.7
Group total	4,620	4,921	71.2	63.0	53.2	49.9

●	Excluding BAGL balances, CRLs remained stable at £6.5bn (2015: £6.4bn) with the Group’s CRL coverage ratio increasing to 71% (2015: 65%) mainly within retail portfolios
●
The CRL coverage ratio for retail portfolios increased to 82% (2015: 72%) primarily due to increased impairment allowances following the management review of impairment modelling of the UK and US cards portfolio

●
PPLs increased to £2.2bn (2015: £1.7bn) primarily within Barclays International wholesale portfolios. The increase was driven by exposures within the Corporate and Investment Bank across a number of industries

Analysis of specific portfolios and asset types
This section provides an analysis of principal portfolios and businesses in the retail and wholesale segments. In particular, home loans, credit cards, overdrafts and unsecured loans are covered for retail segments. In addition, this section details exposures to UK commercial real estate.
Secured home loans
The UK home loans portfolio comprises first lien home loans and accounts for 98%1 (2015: 98%) of the Group’s core home loan balances and 91% (2015: £90%) of the Group’s total home loan balances. Italy home loans accounts for 100% (2015: 91%) of the Group’s Non-Core home loan balances and 7% (2015: 7%) of the Group’s total home loan balances.

Home loans principal portfolios2
	Barclays UK
	As at 31.12.16	As at 31.12.15
Gross loans and advances (£m)	129,136	127,750
>90 day arrears, excluding recovery book (%)	0.2	0.2
Non-performing proportion of outstanding balances (%)	0.6	0.7
Annualised gross charge-off rates (%)	0.3	0.3
Recovery book proportion of outstanding balances (%)	0.4	0.4
Recovery book impairment coverage ratio (%)	9.1	10.1

1	Remaining balance includes wealth portfolio.
2	Gross loans and advances include loans and advances to customers and banks. Risk metrics based on exposures to customers only.

Barclays UK: Portfolio performance remained steady reflecting the continuing low base rate environment, house price appreciation and steady economic conditions. Non-performing proportion of outstanding balances and recovery book impairment coverage reduced due to a reduction in repossession stock.

Within the UK home loans portfolio:

●
owner-occupied interest-only home loans comprised 31% (2015: 32%) of total balances. The average balance weighted LTV on these loans reduced to 41.7% (2015: 44.7%) as house prices have improved across core regions, and >90 day arrears excluding recovery book remained steady at 0.2% (2015: 0.2%)

●
buy-to-let home loans comprised 9% (2015: 9% ) of total balances. The average balance weighted LTV reduced to 52.6% (2015: 54.6%), and >90 day arrears excluding recovery book reduced to 0.1% (2015: 0.2%)

Credit cards and unsecured loans
The principal portfolios listed below accounted for 94% (2015: 92%) of the Group’s total credit cards and unsecured loans.

Credit cards and unsecured loans Principal Portfolios
	Gross loans and advances1	30 day arrears, excluding recovery book	90 day arrears, excluding recovery book	Annualised gross charge-off rates	Recovery book proportion of outstanding balances	Recovery book impairment coverage ratio
As at 31 December 2016	£m	%	%	%	%	%
Barclays UK
UK cards2	17,833	1.9	0.9	5.5	3.0	83.8
UK personal loans	6,076	2.1	0.9	3.1	4.7	77.2
Barclays International
US cards2	23,915	2.6	1.3	4.5	2.4	83.6
Barclays Partner Finance	4,041	1.5	0.6	2.5	2.6	81.5
Germany cards	1,812	2.6	1.0	3.7	2.7	79.0
As at 31 December 2015
Barclays UK
UK cards2	18,502	2.3	1.2	5.2	3.6	82.6
UK personal loans	5,476	1.9	0.8	3.0	7.5	73.9
Barclays International
US cards2	16,699	2.2	1.1	3.9	2.0	84.8
Barclays Partner Finance3	3,986	1.5	0.6	2.4	2.5	82.2
Germany cards	1,419	2.3	1.0	3.8	2.7	81.2

1	Includes loans and advances to customers and banks. Risk metrics based on exposures to customers.
2
For UK and US cards, outstanding recovery book balances for acquired portfolios recognised at fair value (which have no related impairment allowance) have been excluded from the recovery book impairment coverage ratio. Losses have been recognised where related to additional spend from acquired accounts in the period post acquisition.

3	2015 recovery book coverage ratio has been restated from 85.2% to 82.2% to reflect more granular allocation of management adjustments to the recovery book.

UK cards: Gross loans and advances decreased 4% to £17.8bn primarily due to reduced loans and advances to banks. Annualised gross charge-off rates increased due to accelerated asset sales in the latter half of the year and accelerated charge off of informal arrangement stock. The recovery book impairment coverage ratio increased, reflecting the impact of increased flow into charge-off.
UK personal loans: 30 day arrears increased to 2.1% (2015: 1.9%) and 90 day arrears increased to 0.9% (2015: 0.8%) driven by portfolio growth and an increased level of operational delinquency from new customer acquisitions. The recovery book proportion of outstanding balances reduced to 4.7% (2015: 7.5%) due to an asset sale that also resulted in an increase in the recovery book impairment coverage ratio to 77.2% (2015: 73.9%).
US cards: Gross loans and advances increased 43% to £23.9bn due to portfolio growth, new acquisitions and the appreciation of USD against GBP. Increased arrears and charge-off rates were driven by a change in portfolio mix, volume growth and the appreciation of average USD against GBP.
Barclays Partner Finance: Portfolio arrears and charge-off rates remained broadly steady during 2016.
Germany cards: Loans and advances were 28% higher mainly due to a combination of the appreciation of EUR against GBP and portfolio growth. 90 day arrears and charge off rates remained stable, while the recovery book coverage ratio reduced slightly reflecting favourable recovery expectations.

Exposure to UK commercial real estate (CRE)
The UK CRE portfolio includes property investment, development, trading and house builders but excludes social housing and contractors.

UK CRE summary1	As at 31.12.16	As at 31.12.15
UK CRE loans and advances (£m)	11,227	10,690
Past due balances (£m)	83	152
Balances past due as % of UK CRE balances (%)	0.7	1.4
Impairment allowances (£m)	58	79
Past due coverage ratio (%)	69.9	52.0
Total collateral (£m)	23,225	21,858

For the year ended	31.12.16	31.12.15
Impairment (credit)/charge (£m)	(2)	3

1	Based on the most recent valuation assessment. 2015 year end numbers have been restated following closer alignment of industry classifications between corporate banking and business lending.

Maturity analysis of exposure to UK CRE
	Contractual maturity of UK CRE loans and advances at amortised cost
	Past due balances	Not more than six months	Over six months but not more than one year	Over one year but not more than two years	Over two years but not more than five years	Over five years but not more than ten years	Over ten years	Total loans and advances
	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2016	83	774	668	1,200	6,318	700	1,484	11,227

As at 31 December 2015	152	784	744	929	5,678	852	1,551	10,690

Total exposure to UK commercial real estate rose moderately from £10.7bn to £11.2bn primarily in medium term deals. Past due balances fell to £83m from £152m due to favourable recovery activity and selective approach to new deals in this sector.

UK CRE LTV analysis
	Balances		Balances as proportion of total
	31.12.16	31.12.15	31.12.16	31.12.15
	£m	£m	%	%
Group
<=75%	7,884	7,208	70	68
>75% and <=100%	102	244	1	2
>100% and <=125%	15	109	-	1
>125%	60	18	1	-
Unassessed balances1	2,286	2,370	20	22
Unsecured balances2	880	741	8	7
Total	11,227	10,690	100	100

1	Corporate banking balances under £1m.
2	Unsecured balances primarily relate to working capital facilities agreed to CRE companies.

Statement of Directors’ Responsibilities

Each of the Directors (the names of whom are set out below) confirm that:

●
to the best of their knowledge, the condensed consolidated financial statements (set out on pages 51 to 55), which have been prepared in accordance with the IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole. The condensed consolidated financial statements should be read in conjunction with the annual financial statements as included in the Annual Report for the year ended 2016; and

●
to the best of their knowledge, the management information (set out on pages 1 to 49) includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. This management information should be read in conjunction with the principal risks and uncertainties included in the Annual Report for the year ended 2016.

Signed on behalf of the Board by

James E Staley Group Chief Executive	Tushar Morzaria Group Finance Director

Barclays PLC Board of Directors:

Chairman John McFarlane	Executive Directors James E Staley (Group Chief Executive) Tushar Morzaria (Group Finance Director)	Non-executive Directors Mike Ashley Tim Breedon CBE Mary Francis Crawford Gillies Sir Gerry Grimstone Reuben Jeffery III Dambisa Moyo Diane de Saint Victor Diane Schueneman Stephen Thieke

Condensed Consolidated Financial Statements

Condensed Consolidated Income Statement (audited)
		Year ended	Year ended
		31.12.16	31.12.15
Continuing operations	Notes1	£m	£m
Net interest income		10,537	10,608
Net fee and commission income		6,768	6,859
Net trading income		2,768	3,426
Net investment income		1,324	1,097
Other income		54	50
Total income		21,451	22,040
Credit impairment charges and other provisions		(2,373)	(1,762)
Net operating income		19,078	20,278

Staff costs		(9,423)	(8,853)
Administration and general expenses		(6,915)	(9,683)
Operating expenses		(16,338)	(18,536)

Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures		490	(596)
Profit before tax		3,230	1,146
Tax	2	(993)	(1,149)
Profit/(loss) after tax in respect of continuing operations		2,237	(3)
Profit after tax in respect of discontinued operation		591	626
Profit after tax		2,828	623

Attributable to:
Ordinary equity holders of the parent		1,623	(394)
Other equity holders	10	457	345
Total equity holders		2,080	(49)

Profit attributable to non-controlling interests in respect of continuing operations	3	346	348
Profit attributable to non-controlling interests in respect of discontinued operation	3	402	324
Profit after tax		2,828	623

Earnings per share
Basic earnings/(loss) per ordinary share2	4	10.4	(1.9)
Basic earnings/(loss) per ordinary share in respect of continuing operations		9.3	(3.7)
Basic earnings per ordinary share in respect of discontinued operations		1.1	1.8
Diluted earnings/(loss) per ordinary share2		10.3	(1.9)

1	For notes to the Financial Statements see pages 56 to 64.
2
The profit after tax attributable to other equity holders of £457m (2015: £345m) is offset by a tax credit recorded in reserves of £128m (2015: £70m). The net amount of £329m (2015: £275m), along with NCI, is deducted from profit after tax in order to calculate earnings per share.

Condensed consolidated statement of comprehensive income
		Year ended	Year ended
		31.12.16	31.12.15
Continuing operations	Notes1	£m	£m
Profit after tax		2,828	623
Profit/(loss) after tax in respect of continuing operations		2,237	(3)
Profit after tax in respect of discontinued operation		591	626
Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve	11	3,024	748
Available for sale reserve	11	(387)	(229)
Cash flow hedge reserve	11	798	(493)
Other		13	20
Total comprehensive income that may be recycled to profit or loss		3,448	46

Other comprehensive (loss)/income not recycled to profit or loss:
Retirement benefit remeasurements		(980)	916

Other comprehensive income for the period		2,468	962
Total comprehensive income for the year, net of tax from continuing operations		4,705	959
Total comprehensive income/(loss) for the year, net of tax from discontinued operation		2,111	(722)
Total comprehensive income for the period		6,816	237

Attributable to:
Equity holders of the parent		5,233	45
Non-controlling interests		1,583	192
Total comprehensive income for the period		6,816	237

1	For notes to the Financial Statements see pages 56 to 64.

Condensed consolidated balance sheet (audited)
		As at	As at
		31.12.16	31.12.15
Assets	Notes1	£m	£m
Cash and balances at central banks		102,353	49,711
Items in the course of collection from other banks		1,467	1,011
Trading portfolio assets		80,240	77,348
Financial assets designated at fair value		78,608	76,830
Derivative financial instruments		346,626	327,709
Financial investments		63,317	90,267
Loans and advances to banks		43,251	41,349
Loans and advances to customers		392,784	399,217
Reverse repurchase agreements and other similar secured lending		13,454	28,187
Current and deferred tax assets		5,430	4,910
Prepayments, accrued income and other assets		2,893	3,010
Investments in associates and joint ventures		684	573
Goodwill and intangible assets		7,726	8,222
Property, plant and equipment		2,825	3,468
Retirement benefit assets	8	14	836
Assets included in disposal groups classified as held for sale	1	71,454	7,364
Total assets		1,213,126	1,120,012

Liabilities
Deposits from banks		48,214	47,080
Items in the course of collection due to other banks		636	1,013
Customer accounts		423,178	418,242
Repurchase agreements and other similar secured borrowing		19,760	25,035
Trading portfolio liabilities		34,687	33,967
Financial liabilities designated at fair value		96,031	91,745
Derivative financial instruments		340,487	324,252
Debt securities in issue2		75,932	69,150
Subordinated liabilities		23,383	21,467
Accruals, deferred income and other liabilities		8,871	10,610
Current and deferred tax liabilities		766	1,025
Provisions	7	4,134	4,142
Retirement benefit liabilities	8	390	423
Liabilities included in disposal groups classified as held for sale	1	65,292	5,997
Total liabilities		1,141,761	1,054,148

Equity
Called up share capital and share premium	9	21,842	21,586
Other reserves	11	6,051	1,898
Retained earnings		30,531	31,021
Shareholders' equity attributable to ordinary shareholders of the parent		58,424	54,505
Other equity instruments	10	6,449	5,305
Total equity excluding non-controlling interests		64,873	59,810
Non-controlling interests	3	6,492	6,054
Total equity		71,365	65,864

1	For notes to the Financial Statements see pages 56 to 64.
2	Debt securities in issue include covered bonds of £12.4bn (2015: £12.3bn).

Condensed consolidated statement of changes in equity (audited)

	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Year ended 31.12.16	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2016	21,586	5,305	1,898	31,021	59,810	6,054	65,864
Profit after tax	-	457	-	1,434	1,891	346	2,237
Other comprehensive profit after tax for the period	-	-	3,433	(968)	2,465	3	2,468
Total comprehensive income net of tax from continuing operations	-	457	3,433	466	4,356	349	4,705
Total comprehensive income net of tax from discontinued operation	-	-	694	183	877	1,234	2,111
Total comprehensive income for the year	-	457	4,127	649	5,233	1,583	6,816
Issue of shares	256	-	-	668	924	-	924
Issue and exchange of equity instruments	-	1,132	-	-	1,132	-	1,132
Dividends	-	-	-	(757)	(757)	(575)	(1,332)
Coupons paid on other equity instruments	-	(457)	-	128	(329)	-	(329)
Redemption of preference shares	-	-	-	(417)	(417)	(1,170)	(1,587)
Treasury shares	-	-	26	(415)	(389)	-	(389)
Net equity impact of partial BAGL disposal	-	-	-	(349)	(349)	601	252
Other movements	-	12	-	3	15	(1)	14
Balance as at 31 December 2016	21,842	6,449	6,051	30,531	64,873	6,492	71,365

Year ended 31.12.15
Balance as at 1 January 2015	20,809	4,322	2,724	31,712	59,567	6,391	65,958
Profit after tax	-	345	-	(696)	(351)	348	(3)
Other comprehensive profit after tax for the period	-	-	25	936	961	1	962
Total comprehensive income net of tax from continuing operations	-	345	25	240	610	349	959
Total comprehensive income net of tax from discontinued operation	-	-	(867)	302	(565)	(157)	(722)
Total comprehensive income for the year	-	345	(842)	542	45	192	237
Issue of shares	777	-	-	571	1,348	-	1,348
Issue and exchange of equity instruments	-	995	-	-	995	-	995
Dividends	-	-	-	(1,081)	(1,081)	(552)	(1,633)
Coupons paid on other equity instruments	-	(345)	-	70	(275)	-	(275)
Treasury shares	-	-	16	(755)	(739)	-	(739)
Other movements	-	(12)	-	(38)	(50)	23	(27)
Balance as at 31 December 2015	21,586	5,305	1,898	31,021	59,810	6,054	65,864

1	Details of share capital, other equity instruments and other reserves are shown on pages 63 and 64.
2	Details of non-controlling interests are shown on page 59.

Condensed consolidated cash flow statement (audited)
	Year ended	Year ended
	31.12.16	31.12.15
	£m	£m
Profit before tax	3,230	1,146
Adjustment for non-cash items	(15,355)	7,060
Changes in operating assets and liabilities	24,191	8,798
Corporate income tax paid	(780)	(1,670)
Net cash from operating activities	11,286	15,334
Net cash from investing activities	36,707	(6,551)
Net cash from financing activities	(1,317)	(574)
Net cash from discontinued operations	405	(1,821)
Effect of exchange rates on cash and cash equivalents	10,473	1,689
Net increase in cash and cash equivalents	57,554	8,077
Cash and cash equivalents at beginning of the period	86,556	78,479
Cash and cash equivalents at end of the period	144,110	86,556

Financial Statement Notes

1. Assets included in disposal groups classified as held for sale and associated liabilities

On 1 March 2016, Barclays announced its intention to reduce the Group’s 62.3% interest in BAGL. This reduction is intended to be to a level which will permit deconsolidation from an accounting and regulatory perspective, for which approval was granted by shareholders at the Group’s general meeting held on 28 April 2016. On 5 May 2016 Barclays sold 12.2% of the Group’s interest in BAGL resulting in a transfer to non-controlling interests of £601m. Following this sale, Barclays’ interest represents 50.1% of BAGL’s share capital. The BAGL disposal group includes all assets and liabilities of BAGL and its subsidiaries as well as Group balances associated with BAGL and expected contributions that will form part of the sale.

No impairment for BAGL has been recognised under IFRS 5 as at 31 December 2016. Impairment under IFRS 5 is calculated as the difference between fair value less disposal costs and the carrying value of the disposal group. The fair value is determined by reference to the quoted market price for BAGL and the foreign exchange rate for ZAR/GBP as at 31 December 2016, less the expected contributions on page 57. The fair value less disposal costs and expected contributions exceeds the net asset value at 31 December 2016.
Barclays continues to explore potential options for further disposal of its shares in BAGL during the course of 2017.

Assets included in disposal groups classified as held for sale
	BAGL	Other	Total	Total
	2016	2016	2016	2015
	£m	£m	£m	£m
Cash and balances at central banks	2,689	241	2,930	21
Items in the course of collection from other banks	549	21	570	24
Trading portfolio assets	3,044	40	3,084	-
Financial assets designated at fair value	5,546	1,438	6,984	696
Derivative financial instruments	1,992	-	1,992	-
Financial investments	4,995	2,742	7,737	1,230
Loans and advances to banks	1,184	482	1,666	74
Loans and advances to customers	41,793	1,711	43,504	5,513
Prepayments, accrued income and other assets	637	59	696	47
Investments in associates and joint ventures	63	24	87	10
Property, plant and equipment	902	52	954	128
Goodwill	965	32	997	-
Intangible assets	554	16	570	43
Current and deferred tax assets	124	25	149	22
Retirement benefit assets	33	-	33	-
Total	65,070	6,883	71,953	7,808
Balance of impairment unallocated under IFRS 5		(499)	(499)	(444)
Total assets classified as held for sale	65,070	6,384	71,454	7,364

Liabilities included in disposal groups classified as held for sale
	BAGL	Other	Total	Total
	2016	2016	2016	2015
	£m	£m	£m	£m
Deposits from banks	2,113	36	2,149	-
Items in the course of collection due to banks	350	23	373	74
Customer accounts	39,331	3,100	42,431	4,000
Repurchase agreements and other similar secured borrowing	597	-	597	-
Trading portfolio liabilities	388	-	388	-
Financial liabilities designated at fair value	3,748	3,577	7,325	346
Derivative financial instruments	1,610	1	1,611	3
Debt securities in issue	7,997	-	7,997	1,474
Subordinated liabilities	934	-	934	-
Accruals, deferred income and other liabilities	1,061	119	1,180	39
Provisions	52	51	103	34
Current and deferred tax liabilities	154	8	162	(6)
Retirement benefit liabilities	26	16	42	33
Total liabilities classified as held for sale	58,361	6,931	65,292	5,997

Net assets/(liabilities) classified as held for sale1	6,709	(547)	6,162	1,367
Expected contributions to BAGL2,3	866	-	866	-
Disposal group post contribution	7,575	(547)	7,028	1,367

1
The carrying value of the disposal group is stated after the elimination of internal balances between Barclays and BAGL of £595m. Internal balances have been considered in determining the carrying value of BAGL (of £7.3bn before the planned contributions in respect of BAGL) for the purposes of measuring the disposal group at the lower of carrying amount and fair value less costs to sell.

2
In December 2016, Barclays finalised proposals regarding planned contributions to the BAGL group relating to the reimbursement of certain expenses as well as contributions for investment to support separation activities. The cash and cash equivalents to make these planned contributions is included within the perimeter of the disposal group, also for the purposes of measuring the disposal group at the lower of carrying amount and fair value less costs to sell. The planned contributions are reported within Cash and balances at central banks in the Group's consolidated balance sheet.

3	In December 2016, Barclays reimbursed BAGL for expenses incurred for an amount of £28m. This amount is excluded from the proposed overall potential reimbursement and contribution figure of £866m.

The BAGL disposal group meets the requirements for presentation as a discontinued operation. As such, the results, which have been presented as the profit after tax and non-controlling interest in respect of the discontinued operation on the face of the Group income statement, are analysed in the income statement below.

BAGL group income statement
	As at 31.12.16	As at 31.12.15
For the year ended 31 December	£m	£m
Net interest income	2,169	1,950
Net fee and commission income	1,072	1,033
Net trading income	281	197
Net investment income	45	41
Other income	179	193
Total income	3,746	3,414
Credit impairment charges and other provisions	(445)	(353)
Net operating income	3,301	3,061
Staff costs	(1,186)	(1,107)
Administration and general expenses	(653)	(545)
Depreciation of property, plant and equipment	(513)	(442)
Amortisation of intangible assets	(58)	(47)
Operating expenses	(2,410)	(2,141)
Share of post-tax results of associates and joint ventures	6	7
Profit before tax	897	927
Taxation	(306)	(301)
Profit after tax	591	626

Attributable to:
Equity holders of the parent	189	302
Non-controlling interests	402	324
Profit after tax	591	626

Other comprehensive income relating to discontinued operations is as follows:

	2016	2015
For the year ended 31 December	£m	£m
Available for sale assets	(9)	(22)
Currency translation reserves	1,451	(1,223)
Cash flow hedge reserves	89	(101)
Other comprehensive income, net of tax from discontinued operations	1,531	(1,346)

The cash flows attributed to the discontinued operations are as follows:
	2016	2015
For the year ended 31 December	£m	£m
Net cash flows from operating activities	1,164	794
Net cash flows from investing activities	(691)	(1,883)
Net cash flows from financing activities	(105)	133
Effect of exchange rates on cash and cash equivalents	37	(865)
Net increase/(decrease) in cash and cash equivalents	405	(1,821)

2. Tax
The 2016 tax charge of £993m (2015: £1,149m), represented an effective tax rate of 30.7% (2015: 100.3%). The effective tax rate is higher than the UK statutory rate of 20% (2015: 20.25%) primarily due to profits earned outside the UK being taxed at higher local statutory tax rates. In addition the effective tax rate is affected by provisions for UK customer redress being non-deductible for tax purposes, non-creditable taxes and non-deductible expenses including UK bank levy.  These factors, which have each increased the effective tax rate, are partially offset by the impact of non-taxable gains and income, including those arising from divestments, and adjustments in respect of prior years.

The deferred tax asset of £4,869m (2015: £4,495m) mainly relates to amounts in the US.

	Assets	Liabilities
	As at 31.12.16	As at 31.12.15	As at 31.12.16	As at 31.12.15
Current and deferred tax assets and liabilities	£m	£m	£m	£m
Current tax	561	415	(737)	(903)
Deferred tax	4,869	4,495	(29)	(122)
Total	5,430	4,910	(766)	(1,025)

	As at 31.12.16	As at 31.12.15
Deferred tax assets and liabilities	£m	£m
Intermediate Holding Company (IHC) - US tax group	2,207	2,049
Barclays Bank PLC (US branch) - US tax group	1,766	1,569
Barclays PLC - UK tax group	575	411
Other	321	466
Deferred tax asset	4,869	4,495
Deferred tax liability	(29)	(122)
Net deferred tax	4,840	4,373

Analysis of net deferred tax
Temporary differences	4,337	3,471
Tax losses	503	902
Net deferred tax	4,840	4,373

3. Non-controlling interests

	Profit attributable to non-controlling interest	Equity attributable to non-controlling interest
	Year ended 31.12.16	Year ended 31.12.15	Year ended 31.12.16	Year ended 31.12.15
	£m	£m	£m	£m
Barclays Bank PLC Issued:
- Preference shares	340	343	2,698	3,654
- Upper Tier 2 instruments	3	2	272	486
Barclays Africa Group Limited	402	324	3,507	1,902
Other non-controlling interests	3	3	15	12
Total	748	672	6,492	6,054

Equity attributable to non-controlling interests increased by £438m to £6,492m in December 2016 driven by the sale of 12.2% of the Group’s stake in BAGL increasing the non-controlling interest from 37.6% to 49.9% and the appreciation of ZAR against GBP. These increases were partially offset by the redemption of preference shares issued by Barclays Bank PLC.

 4. Earnings per share
	As at	As at
	31.12.16	31.12.15
	£m	£m
Profit/(loss) attributable to ordinary equity holders of the parent from continuing and discontinued operations	1,623	(394)
Tax credit on profit after tax attributable to other equity holders	128	70
Total profit/(loss) attributable to ordinary equity holders of the parent from continuing and discontinued operations	1,751	(324)
Continuing operations
Profit/(loss) attributable to ordinary equity holders of the parent from continuing operations	1,434	(696)
Tax credit on profit after tax attributable to other equity holders	128	70
Profit/(loss) attributable to equity holders of the parent from continuing operations	1,562	(626)
Discontinued operation
Profit attributable to ordinary equity holders of the parent from discontinued operation	189	302
Dilutive impact of convertible options from discontinued operation	(1)	-
Profit attributable to equity holders of the parent from discontinued operations including dilutive impact on convertible options	188	302
Profit/(loss) attributable to equity holders of the parent from continuing and discontinued operations including dilutive impact on convertible options	1,750	(324)

	As at	As at
	31.12.16	31.12.15
	£m	£m
Basic weighted average number of shares in issue	16,860	16,687
Number of potential ordinary shares	184	367
Diluted weighted average number of shares	17,044	17,054
	p	p
Basic earnings per ordinary share1	10.4	(1.9)
Basic earnings per ordinary share from continuing operations1	9.3	(3.7)
Basic earnings per ordinary share from discontinued operation	1.1	1.8
Diluted earnings per ordinary share1	10.3	(1.9)
Diluted earnings per ordinary share from continuing operations1	9.2	(3.7)
Diluted earnings per ordinary share from discontinued operation	1.1	1.8

1
The profit after tax attributable to other equity holders of £457m (2015: £345m) is offset by a tax credit recorded in reserves of £128m (2015: £70m).  The net amount of £329m (2015: £275m), along with NCI, is deducted from profit after tax in order to calculate earnings per share.

5. Dividends on Ordinary Shares

It is Barclays’ policy to declare and pay dividends on a semi-annual basis. A final dividend in respect of 2016 of 2.0p per ordinary share will be paid on 5 April 2017 to shareholders on the Share Register on 3 March 2017 and accounted for as a distribution of retained earnings in the year ending 31 December 2017. The financial statements for 2016 include the following dividends paid during the year:

	Year ended 31.12.16	Year ended 31.12.15
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Final dividend paid during period	3.5	588	3.5	578
Interim dividends paid during period	1.0	169	3.0	503
Total	4.5	757	6.5	1,081

6. Fair value of assets and liabilities

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value	Valuation technique using
	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	£m	£m	£m	£m
As at 31 December 2016
Trading portfolio assets	41,550	36,625	2,065	80,240
Financial assets designated at fair value	4,031	64,630	9,947	78,608
Derivative financial assets	5,261	332,819	8,546	346,626
Available for sale investments	21,218	36,551	372	58,141
Investment property	-	-	81	81
Assets included in disposal groups classified as held for sale1	6,754	8,511	6,009	21,274
Total assets	78,814	479,136	27,020	584,970

Trading portfolio liabilities	(20,205)	(14,475)	(7)	(34,687)
Financial liabilities designated at fair value	(70)	(95,121)	(840)	(96,031)
Derivative financial liabilities	(5,051)	(328,265)	(7,171)	(340,487)
Liabilities included in disposal groups classified as held for sale1	(397)	(5,224)	(6,201)	(11,822)
Total liabilities	(25,723)	(443,085)	(14,219)	(483,027)

As at 31 December 2015
Trading portfolio assets	36,676	35,725	4,947	77,348
Financial assets designated at fair value	6,163	52,909	17,758	76,830
Derivative financial assets	6,342	315,949	5,418	327,709
Available for sale investments	42,552	46,693	1,022	90,267
Investment property	-	-	140	140
Assets included in disposal groups classified as held for sale1	26	8	7,330	7,364
Total assets	91,759	451,284	36,615	579,658

Trading portfolio liabilities	(23,978)	(9,989)	-	(33,967)
Financial liabilities designated at fair value	(240)	(90,203)	(1,302)	(91,745)
Derivative financial liabilities	(5,450)	(314,033)	(4,769)	(324,252)
Liabilities included in disposal groups classified as held for sale1	(1,024)	(802)	(4,171)	(5,997)
Total liabilities	(30,692)	(415,027)	(10,242)	(455,961)

1
Disposal groups held for sale and measured at fair value less cost to sell are non-recurring fair value instruments and therefore included in the fair value table. For disposal groups that are measured at the carrying amount, only items measured at fair value are included in the table above.

7. Provisions
	As at	As at
	31.12.16	31.12.15
	£m	£m
UK customer redress:
Payment Protection Insurance redress	1,979	2,106
Other customer redress	712	896
Legal, competition & regulatory matters	455	489
Redundancy and restructuring	206	186
Undrawn contractually committed facilities and guarantees	67	60
Onerous contracts	385	141
Sundry provisions	330	264
Total	4,134	4,142

Payment Protection Insurance Redress
As at 31 December 2016, Barclays had recognised cumulative provisions totalling £8.44bn (31 December 2015: £7.44bn) against the cost of Payment Protection Insurance (PPI) redress and associated processing costs with utilisation of £6.46bn (31 December 2015: £5.33bn), leaving a residual provision of £1.98bn (31 December 2015: £2.11bn).
Through to 31 December 2016, 1.8m (31 December 2015: 1.6m) customer initiated claims1 had been received and processed. The volume of claims received during 2016 decreased 8%2 from 2015. This rate of decline was slower than previously recorded but in line with expectations.
The current provision reflects the estimate of costs of PPI redress primarily relating to customer initiated complaints and on-going remediation programmes. This also includes liabilities managed by third parties arising from portfolios previously sold where Barclays remains liable.
As at 31 December 2016, the provision of £1.98bn represents Barclays’ best estimate of expected PPI redress reflecting the revised complaints deadline proposed in Financial Conduct Authority (FCA) consultation paper 16/20 issued on 2 August 2016. However, it is possible the eventual outcome may differ from the current estimate. We will continue to review the adequacy of provision level in respect of the on-going level of complaints.
The PPI provision is calculated using a number of key assumptions which continue to involve significant management judgement and modelling:

●	Customer initiated claim volumes – claims received but not yet processed plus an estimate of future claims initiated by customers where the volume is anticipated to cease after H119
●	Average claim redress – the expected average payment to customers for upheld claims based on the type and age of the policy/policies
●	Processing cost per claim – the cost to Barclays of assessing and processing each valid claim

These assumptions remain subjective, in particular due to the uncertainty associated with future claims levels, which include complaints driven by Claims Management Company (CMC) activity.
The current provision represents Barclays’ revised best estimate of all future expected costs of PPI redress based on information available at year end.

The following table details actual data through to 31 December 2016, key forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

1	Total claims received directly by Barclays to date, including those received via CMCs but excluding those for which no PPI policy exists and excluding responses to proactive mailing.
2	Gross volumes received including no PPI.

	Cumulative actual		Sensitivity analysis increase/ decrease
Assumption	to 31.12.16	Future expected	in provision
Customer initiated claims received and processed1	1,840k	650k	50k = £100m
Average uphold rate per claim2	87%	83%	1% = £15m
Average redress per valid claim3	£2,137	£1,950	£100 = £74m
Processing cost per claim4	£410	£350	50k = £17m

1	Total claims received directly by Barclays to date, including those received via CMCs but excluding those for which no PPI policy exists and excluding responses to proactive mailing.
2	Average uphold rate per customer initiated claims received directly by Barclays and proactive mailings, excluding those for which no PPI policy exists.
3	Average redress stated on a per policy basis for future customer initiated complaints received directly by Barclays and proactive mailings.
4	Processing cost per claim on an upheld complaints basis, includes direct staff costs and associated overheads.

8. Retirement Benefits

 As at 31 December 2016, the Group’s IAS 19 (Revised) pension deficit across all schemes was £0.4bn (2015: £0.4bn surplus). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had a deficit of £0.03bn (2015: £0.8bn surplus).
The movement for the UKRF is mainly due to a decrease in discount rate to 2.62% (2015: 3.82%), and an increase in inflation rate to 3.35% (2015: 3.05%) partially offset by deficit contributions, updated mortality assumptions based on scheme experience, and higher than assumed returns on plan assets.
The triennial funding valuation of the UKRF is currently underway with an effective date of 30 September 2016. Contribution requirements, including any deficit recovery plans, are expected to be agreed between the Bank and Trustee by the end of 2017. In these discussions, the Bank and the Trustee are taking into account the impact of the Structural Reform Programme.
The 2013 valuation was completed in 2014 with an effective date of 30 September 2013. The funding deficit at that date was calculated to be £3.6bn. Under the agreed recovery plan, deficit contributions of £300m were paid in 2016, with further deficit contributions of £740m payable each year between 2017 and 2021. Up to £500m of the 2021 deficit contributions is payable in 2017 if the funding deficit remains over £2.6bn. These deficit contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year.
In non-valuation years the Scheme Actuary prepares an annual update of the funding position. The latest annual update was carried out as at 30 September 2015 and showed a deficit of £6.0bn.
9. Called Up Share Capital

Called up share capital comprises 16,963m (2015: 16,805m) ordinary shares of 25p each. The increase was due to the issuance of 116m (2015: 253m) shares under employee share schemes and a further 42m (2015: 54m) issued as part of the Barclays PLC Scrip Dividend Programme.

10. Other Equity Instruments
Other Equity Instruments of £6,449m (2015: £5,305m) include AT1 securities issued by Barclays PLC. In 2016 there was one issuance of CRD IV end point qualifying AT1 capital instruments, with a principal amount of £1.1bn (2015: £1.0bn)
The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV. All AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of Barclays PLC fall below 7.0%.
11. Other Reserves

	As at	As at
	31.12.16	31.12.15
	£m	£m
Currency translation reserves	3,051	(623)
Available for sale reserves	(74)	317
Cash flow hedges reserves	2,105	1,261
Other	969	943
Total other reserves	6,051	1,898

Currency Translation Reserve
As at 31 December 2016 there was a credit balance of £3,051m (2015: £623m debit) in the currency translation reserve. The increase in the credit balance of £3,674m (2015: £41m debit) principally reflected the strengthening of all major currencies against GBP. The currency translation reserve movement associated with non-controlling interests was a £801m credit (2015: £435m debit) reflecting the strengthening of ZAR against GBP.
During the year a £101m net gain (2015: £65m net loss) from recycling of the currency translation reserve was recognised in the income statement.
Available for Sale Reserve
As at 31 December 2016 there was a debit balance of £74m (2015: £317m credit) in the available for sale reserve.  The decrease of £391m (2015: £245m decrease) was primarily due to a £2,192m gain from changes in fair value of Government Bonds, predominantly held in the liquidity pool. This was more than offset by £1,677m of losses from related hedging and £912m of net gains transferred to net profit, mainly due to £615m sale of Visa Europe Limited by Visa Inc. A tax charge of £28m was recognised in the period relating to these items.
Cash Flow Hedging Reserve
As at 31 December 2016, there was a credit balance of £2,105m (2015: £1,261m credit) in the cash flow hedging reserve. The increase of £844m (2015: £556m decrease) principally reflected a £1,595m increase in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves decreased, partially offset by £450m gains recycled to the income statement in line with when the hedged item affects profit or loss and tax charge of £326m. This tax charge reflects the introduction of the new surcharge of 8% that applies to bank’s UK profits with effect from January 2016, in addition to the standard UK corporation tax of 20%.

Other Reserves and Treasury Shares
As at 31 December 2016 there was a credit balance of £969m (2015: £943m credit) in other reserves and treasury shares. The increase principally reflected £166m (2015: £618m) transferred from treasury shares reflecting the vesting of deferred share based payments, partially offset by £140m (2015: £602m) net purchases of treasury shares held for the purposes of employee share schemes.

Appendix: Non-IFRS performance measures

The Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of Barclays PLC and its subsidiaries (the Group). They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management.
Non-IFRS and IFRS performance measures may also be presented on an excluding notable items basis. Notable items are considered to be significant items impacting comparability of performance.
Any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Barclays Core	Barclays Core includes Barclays UK, Barclays International and Head Office. A reconciliation of Core statutory results and results excluding notable items is included on page 67.
Return on average tangible shareholders’ equity
Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 72 and 73.

Return on average allocated tangible shareholders’ equity
Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The components of the calculation have been included on pages 72 and 73.

Period end allocated tangible equity
Allocated tangible equity is calculated as 11.5% of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office tangible equity represents the difference between the Group's tangible equity and the amounts allocated to businesses.

Average tangible shareholders’ equity	Calculated as the average of the monthly period end tangible shareholders’ equity during the period.
Average allocated tangible shareholders’ equity	Calculated as the average of the monthly period end allocated tangible shareholders’ equity during the period.
Cost: income ratio	Total operating expenses divided by total income.
Basic earnings/(loss) per share contribution (Barclays Core and Non-Core)
The calculation is consistent with the IFRS measure and applied to the Barclays Core and Non-Core: statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, divided by the Group basic weighted average number of shares. The components of the calculation have been included on page 74.

Non-IFRS performance measures glossary (continued)

Measure	Definition
Loan loss rate	Is quoted in basis points and represents total loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.
Loan: deposit ratio
Loans and advances divided by customer accounts calculated for Barclays UK, Barclays International and Non-Core, excluding investment banking businesses. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

Notable items
Notable items are considered to be significant items impacting comparability of performance and are shown for each of the business segments. A reconciliation between statutory results and results excluding notable items is included on pages 68 to 71 including relevant performance measures.

Net interest margin	Net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 31.
Tangible net asset value per share
Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 75.

Barclays Core reconciliation for the year ended	31.12.16				31.12.15
	Barclays UK	Barclays International	Head Office	Barclays Core	Barclays UK	Barclays International	Head Office	Barclays Core
	£m	£m	£m	£m	£m	£m	£m	£m
Total income	7,517	14,995	103	22,615	7,343	13,747	338	21,428
Credit impairment charges and other provisions	(896)	(1,355)	-	(2,251)	(706)	(922)	-	(1,628)
Net operating income	6,621	13,640	103	20,364	6,637	12,825	338	19,800
Operating expenses	(3,792)	(9,129)	(135)	(13,056)	(3,464)	(8,029)	(272)	(11,765)
UK bank levy	(48)	(284)	(2)	(334)	(77)	(253)	(8)	(338)
Litigation and conduct	(1,042)	(48)	(27)	(1,117)	(2,511)	(1,310)	(66)	(3,887)
Total operating expenses	(4,882)	(9,461)	(164)	(14,507)	(6,052)	(9,592)	(346)	(15,990)
Other net (expenses)/income	(1)	32	128	159	-	45	(106)	(61)
Profit/(loss) before tax	1,738	4,211	67	6,016	585	3,278	(114)	3,749
Attributable profit/(loss)	828	2,412	110	3,350	(47)	1,758	11	1,722

Average allocated tangible equity (£bn)	8.9	25.5	6.5	41.0	9.3	24.9	2.6	36.8
Risk weighted assets (£bn)	67.5	212.7	53.3	333.5	69.5	194.8	39.7	304.1

Notable items
Total income
Own credit	-	-	(35)	(35)	-	-	430	430
Gain on disposal of Barclays’ share of Visa Europe Limited	151	464	-	615	-	-	-	-
Gains on US Lehman acquisition assets	-	-	-	-	-	496	-	496
Litigation and conduct
Provisions for UK customer redress	(1,000)	-	-	(1,000)	(2,431)	(218)	-	(2,649)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	-	-	-	(984)	(52)	(1,036)
Operating expenses
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	296	133	-	429
Other net expenses
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	-	-	-	-	-	(112)	(112)
Total notable items	(849)	464	(35)	(420)	(2,135)	(573)	266	(2,442)

Results excluding notable items
Total income	7,366	14,531	138	22,035	7,343	13,251	(92)	20,502
Credit impairment charges and other provisions	(896)	(1,355)	-	(2,251)	(706)	(922)	-	(1,628)
Net operating income/ (expenses)	6,470	13,176	138	19,784	6,637	12,329	(92)	18,874
Operating expenses	(3,792)	(9,129)	(135)	(13,056)	(3,760)	(8,162)	(272)	(12,194)
UK bank levy	(48)	(284)	(2)	(334)	(77)	(253)	(8)	(338)
Litigation and conduct	(42)	(48)	(27)	(117)	(80)	(108)	(14)	(202)
Total operating expenses	(3,882)	(9,461)	(164)	(13,507)	(3,917)	(8,523)	(294)	(12,734)
Other net (expenses)/income	(1)	32	128	159	-	45	6	51
Profit/(loss) before tax	2,587	3,747	102	6,436	2,720	3,851	(380)	6,191
Attributable profit/(loss)	1,685	1,961	135	3,781	1,961	2,320	(176)	4,105

Results excluding notable items
Barclays Core	Statutory results	Notable items1	Results excluding notable items	Statutory results	Notable items1	Results excluding notable items	Results excluding notable items
for the year ended	31.12.16			31.12.15			YoY % Change
Income statement information	£m	£m	£m	£m	£m	£m
Net interest income	10,377	-	10,377	9,993	-	9,993	4
Net fee, commission and other income	12,238	580	11,658	11,435	926	10,509	11
Total income	22,615	580	22,035	21,428	926	20,502	7
Credit impairment charges and other provisions	(2,251)	-	(2,251)	(1,628)	-	(1,628)	(38)
Net operating income	20,364	580	19,784	19,800	926	18,874	5
Operating expenses	(13,056)	-	(13,056)	(11,765)	429	(12,194)	(7)
UK bank levy	(334)	-	(334)	(338)	-	(338)	1
Total operating expenses excluding litigation and conduct	(13,390)	-	(13,390)	(12,103)	429	(12,532)	(7)
Litigation and conduct	(1,117)	(1,000)	(117)	(3,887)	(3,685)	(202)	42
Total operating expenses	(14,507)	(1,000)	(13,507)	(15,990)	(3,256)	(12,734)	(6)
Other net income/(expenses)	159	-	159	(61)	(112)	51
Profit before tax	6,016	(420)	6,436	3,749	(2,442)	6,191	4
Attributable profit/(loss)	3,350	(431)	3,781	1,722	(2,383)	4,105	(8)

Performance measures
Return on average allocated tangible equity	8.4%		9.4%	4.8%		11.2%
Cost: income ratio	64%		61%	75%		62%

Barclays Non-Core
Income statement information
Net interest income	160	-	160	615	-	615	(74)
Net trading income	(1,703)	-	(1,703)	(706)	-	(706)
Net fee, commission and other income	379	-	379	703	-	703	(46)
Total income	(1,164)	-	(1,164)	612	-	612
Credit impairment charges and other provisions	(122)	-	(122)	(134)	-	(134)	9
Net operating (expenses)/income	(1,286)	-	(1,286)	478	-	478
Operating expenses	(1,509)	-	(1,509)	(1,958)	(99)	(1,859)	19
UK bank levy	(76)	-	(76)	(88)	-	(88)	14
Litigation and conduct	(246)	-	(246)	(500)	(324)	(176)	(40)
Total operating expenses	(1,831)	-	(1,831)	(2,546)	(423)	(2,123)	14
Other net income/(expenses)	331	-	331	(535)	(465)	(70)
Loss before tax	(2,786)	-	(2,786)	(2,603)	(888)	(1,715)	(62)
Attributable loss	(1,916)	-	(1,916)	(2,418)	(707)	(1,711)	(12)

1	Refer to page 5 for a breakdown of notable items.

Results excluding notable items
Barclays UK	Statutory results	Notable items1	Results excluding notable items	Statutory results	Notable items1	Results excluding notable items	Results excluding notable items
for the year ended	31.12.16			31.12.15			YoY % Change
Income statement information	£m	£m	£m	£m	£m	£m
Net interest income	6,048	-	6,048	5,973	-	5,973	1
Net fee, commission and other income	1,469	151	1,318	1,370	-	1,370	(4)
Total income	7,517	151	7,366	7,343	-	7,343	-
Credit impairment charges and other provisions	(896)	-	(896)	(706)	-	(706)	(27)
Net operating income	6,621	151	6,470	6,637	-	6,637	(3)
Operating expenses	(3,792)	-	(3,792)	(3,464)	296	(3,760)	(1)
UK bank levy	(48)	-	(48)	(77)	-	(77)	38
Litigation and conduct	(1,042)	(1,000)	(42)	(2,511)	(2,431)	(80)	48
Total operating expenses	(4,882)	(1,000)	(3,882)	(6,052)	(2,135)	(3,917)	1
Other net expenses	(1)	-	(1)	-	-	-	-
Profit before tax	1,738	(849)	2,587	585	(2,135)	2,720	(5)
Attributable profit	828	(857)	1,685	(47)	(2,008)	1,961	(14)

Performance measures
Return on average allocated tangible equity	9.6%		19.3%	(0.3%)		21.1%
Cost: income ratio	65%		53%	82%		53%

Analysis of total income
Personal Banking	3,891	129	3,762	3,714	-	3,714	1
Barclaycard Consumer UK	2,022	-	2,022	2,065	-	2,065	(2)
Wealth, Entrepreneurs & Business Banking	1,604	22	1,582	1,564	-	1,564	1
Total income	7,517	151	7,366	7,343	-	7,343	-

1	Refer to page 12 for a breakdown of notable items.

Results excluding notable items
Barclays International	Statutory results	Notable items1	Results excluding notable items	Statutory results	Notable items1	Results excluding notable items	Results excluding notable items
for the year ended	31.12.16			31.12.15			YoY % Change
Income statement information	£m	£m	£m	£m	£m	£m
Net interest income	4,512	-	4,512	4,324	-	4,324	4
Net trading income	4,580	-	4,580	3,782	-	3,782	21
Net fee, commission and other income	5,903	464	5,439	5,641	496	5,145	6
Total income	14,995	464	14,531	13,747	496	13,251	10
Credit impairment charges and other provisions	(1,355)	-	(1,355)	(922)	-	(922)	(47)
Net operating income	13,640	464	13,176	12,825	496	12,329	7
Operating expenses	(9,129)	-	(9,129)	(8,029)	133	(8,162)	(12)
UK bank levy	(284)	-	(284)	(253)	-	(253)	(12)
Litigation and conduct	(48)	-	(48)	(1,310)	(1,202)	(108)	56
Total operating expenses	(9,461)	-	(9,461)	(9,592)	(1,069)	(8,523)	(11)
Other net income	32	-	32	45	-	45	(29)
Profit before tax	4,211	464	3,747	3,278	(573)	3,851	(3)
Attributable profit	2,412	451	1,961	1,758	(562)	2,320	(15)

Performance measures
Return on average allocated tangible equity	9.8%		8.0%	7.2%		9.5%
Cost: income ratio	63%		65%	70%		64%

Analysis of Barclays International

Corporate and Investment Bank
Income statement information
Total income	10,533	-	10,533	10,450	496	9,954	6
Credit impairment charges and other provisions	(260)	-	(260)	(199)	-	(199)	(31)
Total operating expenses	(7,624)	-	(7,624)	(7,929)	(1,124)	(6,805)	(12)
Profit before tax	2,650	-	2,650	2,322	(628)	2,950	(10)

Performance measures
Return on average allocated tangible equity	6.1%		6.1%	5.4%		8.2%

Consumer, Cards and Payments
Income statement information
Total income	4,462	464	3,998	3,297	-	3,297	21
Credit impairment charges and other provisions	(1,095)	-	(1,095)	(723)	-	(723)	(51)
Total operating expenses	(1,837)	-	(1,837)	(1,663)	55	(1,718)	(7)
Profit before tax	1,561	464	1,097	956	55	901	22

Performance measures
Return on average allocated tangible equity	31.4%		19.1%	20.2%		18.9%

1	Refer to page 15 for a breakdown of notable items.

Results excluding notable items
Head Office	Statutory results	Notable items1	Results excluding notable items	Statutory results	Notable items1	Results excluding notable items	Results excluding notable items
for the year ended	31.12.16			31.12.15			YoY % Change
Income statement information	£m	£m	£m	£m	£m	£m
Net interest income	(183)	-	(183)	(305)	-	(305)	40
Net fee, commission and other income	286	(35)	321	643	430	213	51
Net operating income	103	(35)	138	338	430	(92)
Operating expenses	(135)	-	(135)	(272)	-	(272)	50
UK bank levy	(2)	-	(2)	(8)	-	(8)	75
Litigation and conduct	(27)	-	(27)	(66)	(52)	(14)	(93)
Total operating expenses	(164)	-	(164)	(346)	(52)	(294)	44
Other net income/(expenses)	128	-	128	(106)	(112)	6
Profit/(loss) before tax	67	(35)	102	(114)	266	(380)
Attributable profit/(loss)	110	(25)	135	11	187	(176)

1	Refer to page 18 for a breakdown of notable items.

Returns
Return on average allocated tangible equity is calculated as profit for the period attributable to ordinary equity holders of the parent (adjusted for the tax credit recorded in reserves in respect of interest payments on other equity instruments) divided by average allocated tangible equity for the period as appropriate, excluding non-controlling and other equity interests for businesses. Allocated tangible equity hasbeen calculated as 11.5% of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average tangible equity represents the difference between the Group's average tangible equity and the amounts allocated to businesses.

	Year ended	Year ended
	31.12.16	31.12.15
Attributable profit	£m	£m
Barclays UK	828	(47)
Barclays International	2,412	1,758
Head Office	110	11
Barclays Core	3,350	1,722
Barclays Non-Core	(1,916)	(2,418)
Africa Banking discontinued operation	189	302
Barclays Group	1,623	(394)

Tax credit in respect of interest payments on other equity instruments
Barclays UK	29	14
Barclays International	83	42
Head Office	(1)	-
Barclays Core	111	56
Barclays Non-Core	17	14
Africa Banking discontinued operation	-	-
Barclays Group	128	70

Profit/(loss) attributable to ordinary equity holders of the parent
Barclays UK	857	(33)
Barclays International	2,495	1,800
Head Office	109	11
Barclays Core	3,461	1,778
Barclays Non-Core	(1,899)	(2,405)
Africa Banking discontinued operation	189	302
Barclays Group	1,751	(324)

Average allocated tangible equity	£bn	£bn
Barclays UK	8.9	9.3
Barclays International	25.5	24.9
Head Office1	6.5	2.6
Barclays Core	41.0	36.8
Barclays Non-Core	7.8	10.9
Barclays Group	48.7	47.7

Return on average allocated tangible equity	%	%
Barclays UK	9.6%	(0.3%)
Barclays International	9.8%	7.2%
Barclays Core	8.4%	4.8%

Barclays Group	3.6%	(0.7%)

1	Includes the Africa Banking discontinued operation.

Returns excluding notable items
	Year ended 31.12.16	Year ended 31.12.15
Attributable profit excluding notable items	£m	£m
Barclays UK	1,685	1,961
Barclays International	1,961	2,320
Head Office	135	(176)
Barclays Core	3,781	4,105
Barclays Non-Core	(1,916)	(1,711)
Africa Banking discontinued operation	189	302
Barclays Group	2,054	2,696

Tax credit in respect of interest payments on other equity instruments
Barclays UK	29	14
Barclays International	83	42
Head Office	(1)	-
Barclays Core	111	56
Barclays Non-Core	17	14
Africa Banking discontinued operation	-	-
Barclays Group	128	70

Profit/(loss) attributable to ordinary equity holders of the parent excluding notable items
Barclays UK	1,714	1,975
Barclays International	2,044	2,362
Head Office	133	(176)
Barclays Core	3,891	4,161
Barclays Non-Core	(1,899)	(1,697)
Africa Banking discontinued operation	189	302
Barclays Group	2,182	2,766

Average allocated tangible equity excluding notable items	£bn	£bn
Barclays UK	8.9	9.3
Barclays International	25.5	24.9
Head Office1,2	6.8	2.9
Barclays Core	41.3	37.2
Barclays Non-Core	7.8	10.9
Barclays Group	49.0	48.1

Return on average allocated tangible equity excluding notable items	%	%
Barclays UK	19.3%	21.1%
Barclays International	8.0%	9.5%
Barclays Core	9.4%	11.2%

Barclays Group	4.4%	5.8%

1	Includes the Africa Banking discontinued operation.
2	Excludes the cumulative post-tax impact of own credit.

Earnings per share
	Year ended	Year ended
	31.12.16	31.12.15
Profit/(loss) attributable to ordinary equity holders of the parent1	£m	£m
Barclays Core	3,461	1,778
Barclays Non-Core	(1,899)	(2,405)
Africa Banking discontinued operation	189	302
Barclays Group2	1,751	(324)

	m	m
Basic weighted average number of shares	16,860	16,683

Basic earnings per ordinary share	p	p
Barclays Core contribution	20.5	10.7
Barclays Non-Core contribution	(11.3)	(14.4)

Barclays Group	10.4	(1.9)

Earnings per share excluding notable items

Profit/(loss) attributable to ordinary equity holders of the parent excluding notable items1	£m	£m
Barclays Core	3,891	4,161
Barclays Non-Core	(1,899)	(1,697)
Africa Banking discontinued operation	189	302
Barclays Group2	2,182	2,766

Basic earnings per ordinary share excluding notable items	p	p
Barclays Core contribution	23.1	24.9
Barclays Non-Core contribution	(11.3)	(10.2)

Barclays Group	12.9	16.6

1
Profit for the period attributable to ordinary equity holders of the parent includes the tax credit recorded in reserves in respect of interest payments on other equity instruments. The tax credit of £128m (2015: £70m) is allocated to businesses in proportion to the allocation of the payments in relation to the other equity instruments.

2	Includes the Africa Banking discontinued operation.

Tangible net asset value
	Year ended 31.12.16	Year ended 31.12.15
	£m	£m
Total equity excluding non-controlling interests	64,873	59,810
Other equity instruments	(6,449)	(5,305)
Goodwill and intangibles1	(9,245)	(8,222)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	49,179	46,283

	m	m
Shares in issue	16,963	16,805

	p	p
Tangible net asset value per share	290	275

1	2016 includes goodwill and intangibles in relation to Africa Banking.

Shareholder Information

Results timetable1	Date
Ex-dividend date	2 March 2017
Dividend Record date	3 March 2017
Scrip reference share price set and made available to shareholders	9 March 2017
Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	17 March 2017
Dividend Payment date /first day of dealing in New Shares	5 April 2017
Q1 2017 Results	28 April 2017

For qualifying US and Canadian resident ADR holders, the final dividend of 2.0p per ordinary share becomes 8.0p per ADS (representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are as shown above.

	Year ended	Year ended	% Change3
Exchange rates2	31.12.16	31.12.15	31.12.15
Period end - USD/GBP	1.23	1.48	(17%)
Average - USD/GBP	1.36	1.53	(11%)
3 Month Average - USD/GBP	1.24	1.52	(18%)
Period end - EUR/GBP	1.17	1.36	(14%)
Average - EUR/GBP	1.23	1.38	(11%)
3 Month Average - EUR/GBP	1.15	1.39	(17%)
Period end - ZAR/GBP	16.78	23.14	(27%)
Average - ZAR/GBP	20.04	19.57	2%
3 Month Average - ZAR/GBP	17.29	21.56	(20%)

Share price data	31.12.16	31.12.15
Barclays PLC (p)	223.45	218.90
Barclays PLC number of shares (m)	16,963	16,805
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	168.69	143.49
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: www.home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

1	Note that these dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at www.home.barclays/dividends.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays.